UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 1)

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GRAFTECH INTERNATIONAL LTD.

(Name of Registrant as Specified In Its Charter)

NATHAN MILIKOWSKY

DANIEL MILIKOWSKY

NM GTI INVESTMENTS LLC

DANIEL MILIKOWSKY FAMILY HOLDINGS, LLC

THE DANIEL AND SHARON MILIKOWSKY FAMILY FOUNDATION, INC.

THE REBECCA AND NATHAN MILIKOWSKY FAMILY FOUNDATION

KAREN FINERMAN

DAVID R. JARDINI

ALAN CARR

FREDERIC BRACE

FIONA SCOTT MORTON

MICHAEL CHRISTODOLOU

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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NATHAN MILIKOWSKY

DANIEL MILIKOWSKY

NM GTI INVESTMENTS LLC

DANIEL MILIKOWSKY FAMILY HOLDINGS, LLC

THE DANIEL AND SHARON MILIKOWSKY FAMILY FOUNDATION, INC.

THE REBECCA AND NATHAN MILIKOWSKY FAMILY FOUNDATION

KAREN FINERMAN

DAVID R. JARDINI

ALAN CARR

FREDERIC BRACE

FIONA SCOTT MORTON

MICHAEL CHRISTODOLOU

PRELIMINARY PROXY STATEMENT

2015 ANNUAL MEETING OF STOCKHOLDERS OF

GRAFTECH INTERNATIONAL LTD.

This proxy statement (“Proxy Statement”) and accompanying BLUE proxy card are being furnished to stockholders of GrafTech International Ltd., a Delaware corporation (the “Company”), by Nathan Milikowsky, Daniel Milikowsky, NM GTI Investments LLC, a Delaware limited liability company (“NM GTI”), Daniel Milikowsky Family Holdings, LLC, a Connecticut limited liability company (“DM Family Holdings LLC”), The Daniel and Sharon Milikowsky Family Foundation, Inc., a Connecticut corporation, (“DSM Foundation”) and The Rebecca and Nathan Milikowsky Family Foundation, a Massachusetts charitable trust (“RNM Foundation”), in connection with the solicitation of proxies from you, the holders (the “Stockholders”) of common stock, par value $0.01 per share, of the Company (the “Common Stock”), in connection with the 2015 annual meeting of Stockholders, including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Stockholders held in lieu thereof (the “2015 Annual Meeting”). Unless the context requires otherwise, we use the terms “Save GrafTech,” “we,” “our” or “us” throughout this Proxy Statement to refer to Nathan Milikowsky, Daniel Milikowsky, NM GTI, DM Family Holdings LLC, DSM Foundation and RNM Foundation collectively. The 2015 Annual Meeting is scheduled to be held at [            ], [            ] on May 29, 2015 at 10:00 a.m. eastern daylight time.

THIS SOLICITATION IS BEING MADE BY SAVE GRAFTECH AND NOT ON

BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY (THE “BOARD”).

This Proxy Statement is dated [            ], 2015 and this Proxy Statement and the accompanying BLUE proxy card are first being sent or given to the Stockholders on or about [            ], 2015.

PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD TODAY

We intend to vote all solicited proxies at the 2015 Annual Meeting in order to take the following actions:

1.	Vote “FOR” the election of Nathan Milikowsky, Karen Finerman, David R. Jardini, Alan Carr, Frederic Brace, Fiona Scott Morton and Michael Christodolou (each, a “Nominee” and, collectively, the “Nominees”) to serve as directors on the Board until the 2016 annual meeting of Stockholders or until their respective successors are duly elected and qualified and “WITHHOLD” votes from Randy W. Carson, Robert J. Conrad, Thomas A. Danjczek, James O. Egan, Joel L. Hawthorne, James A. Spencer and Robert F. Weber, Jr. (each, a “Company Nominee” and, collectively, the “Company Nominees”);

2.	Vote “AGAINST” the Company’s proposal for the Stockholders to approve, on an advisory basis, the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement;

3.	Vote “FOR” the Company’s proposal to approve amendments to the 2005 Equity Incentive Plan (as defined in the Company’s proxy statement) and the material terms of the performance goals thereunder, as disclosed in the Company’s proxy statement;

4.	Vote “FOR” the Company’s proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the current fiscal year ending December 31, 2015, as disclosed in the Company’s proxy statement;

5.	Vote “FOR” Save GrafTech’s proposal to adopt a resolution to repeal any provision of the Amended and Restated Bylaws (as amended as of September 30, 2012) of the Company (the “Bylaws”) as of the date of effectiveness of the resolution that was not included in the Bylaws as amended effective September 30, 2012 (which is the date of the last publicly disclosed amendment to the Bylaws); and

6.	Vote “FOR” the Company’s proposal for the reimbursement of Nathan Milikowsky’s expenses related to the 2014 proxy contest, as disclosed in the Company’s proxy statement.

THE PARTICIPANTS URGE YOU TO VOTE THE BLUE PROXY CARD “FOR” NATHAN MILIKOWSKY, KAREN FINERMAN, DAVID R. JARDINI, ALAN CARR, FREDERIC BRACE, FIONA SCOTT MORTON AND MICHAEL CHRISTODOLOU AS DIRECTORS, TO “WITHHOLD” VOTES FROM EACH OF THE SEVEN COMPANY NOMINEES AND “FOR” SAVE GRAFTECH’S PROPOSAL TO ADOPT A RESOLUTION TO REPEAL ANY PROVISION OF THE BYLAWS AS OF THE DATE OF EFFECTIVENESS OF THE RESOLUTION THAT WAS NOT INCLUDED IN THE BYLAWS AS AMENDED EFFECTIVE SEPTEMBER 30, 2012 (WHICH IS THE DATE OF THE LAST PUBLICLY DISCLOSED AMENDMENT TO THE BYLAWS).

The principal executive offices of the Company are located at Suite 300 Park Center I, 6100 Oak Tree Boulevard, Independence, OH 44131. The Company has set the close of business on April 20, 2015 as the record date (the “Record Date”) for determining the Stockholders entitled to vote at the 2015 Annual Meeting.

According to the Company’s public filings, as of January 31, 2015 there were 136,817,315 shares of Common Stock issued and outstanding and expected to be entitled to vote on all matters presented at the 2015 Annual Meeting. As of March 19, 2015, Nathan Milikowsky is the direct record owner of 11,795 shares of Common Stock and beneficially owns 6,521,2281 shares of Common Stock. Of the 6,521,228 shares of Common Stock, RNM Foundation, of which Nathan Milikowsky is the Trustee, beneficially owns 147,360 shares of Common Stock. Nathan Milikowsky beneficially owns the shares of Common Stock owned by RNM Foundation. Rebecca Milikowsky, Nathan Milikowsky’s wife, beneficially owns 760,760 shares of Common Stock. Nathan Milikowsky disclaims beneficial ownership of such shares. Rebecca Milikowsky’s address is c/o Jordanmill Ventures LLC, 822 Boylston Street, Suite 106, Chestnut Hill, MA 02467. Daniel Milikowsky beneficially owns 8,757,741 shares of Common Stock. Of the 8,757,741 shares of Common Stock, DM Family Holdings LLC, which is controlled by Daniel Milikowsky, beneficially owns 5,005,489 shares of Common Stock and DSM Foundation, of which Daniel Milikowsky is the President, beneficially owns 1,257,360 shares of Common Stock. Daniel Milikowsky beneficially owns the shares of Common Stock owned by DM Family Holdings LLC and DSM Foundation. Each of Nathan Milikowsky and Daniel Milikowsky by virtue of being considered a “group” under the Securities and Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended (the “Exchange Act”), are deemed to beneficially own the shares owned by the other member of such “group.” Collectively, Save GrafTech beneficially owns 15,278,969, or approximately 11.1%, of the issued and outstanding shares of Common Stock as of January 31, 2015.

[1]	The number of shares of Common Stock beneficially owned by Nathan Milikowsky is 4.7% of the total number of shares of Common Stock outstanding as of January 31, 2015. Of the shares of Common Stock beneficially owned by Nathan Milikowsky, Nathan Milikowsky is deemed to have sole voting and investment power with respect to 6,373,868 shares and shared voting and investment power with respect to 147,360 shares under Section 13(d) of the Exchange Act (as defined below). The number of shares beneficially owned by Nathan Milikowsky include 5,000 stock options which allow Nathan Milikowsky to acquire 5,000 shares of Common Stock of the Company at a price of $19.89, all of which have vested and may be exercised by Nathan Milikowsky, and 10,000 stock options that will become exercisable on June 5, 2015 and will allow Nathan Milikowsky to acquire 10,000 shares of Common Stock of the Company at a price of $10.58. In addition, the number of shares beneficially owned by Nathan Milikowsky does not include any shares of Common Stock beneficially owned by Daniel Milikowsky, Nathan Milikowsky’s brother, or Rebecca Milikowsky, Nathan Milikowsky’s wife. Further information with respect to the stock options referred to in this footnote is included in the Form 4 filed with the Securities and Exchange Commission by the Company on behalf of Nathan Milikowsky on June 9, 2014 (the “Form 4”), which is incorporated by reference herein.

Karen Finerman, a Nominee, beneficially owns 302,5142 shares of Common Stock. Metropolitan Capital Advisors, Inc. (“MCA Inc.”) serves as the general partner of Metropolitan Capital Partners IV, L.P. (“MCA IV”), the general partner and investment manager of Metropolitan Capital Advisors, L.P. (“MCA LP”), which owns 74,400 shares of Common Stock. Karen Finerman, MCA Inc. and MCA IV each beneficially owns the shares of Common Stock owned by MCA LP. KJ Advisors, Inc. (“KJA”) serves as the general partner of Metropolitan Capital Partners II, L.P. (“MCP II”), which serves as the investment manager of Metropolitan Capital Advisors Select Fund, L.P. (“MCA Select Fund”), which owns 77,300 shares of Common Stock. Karen Finerman is the managing member of Metropolitan Capital Select, L.L.C. (“MC Select”), which serves as the general partner of MCA Select Fund. Karen Finerman, KJA, MCP II and MC Select each beneficially owns the shares of Common Stock owned by MCA Select Fund. KJA serves as the general partner of MCP II, which serves as the investment manager of Deutsche Bank-X - Risk Arbitrage 9 Fund (“DBX”), Metropolitan Capital Advisors Long Equity, LP (“MCA Long”) and Wolverine Trading, LLC (“Wolverine Trading”) which own 47,000, 4,180 and 23,600 shares of Common Stock, respectively. Karen Finerman, KJA and MCP II each beneficially owns the shares of Common Stock owned by each of DBX, MCA Long and Wolverine Trading. Metropolitan Capital III, Inc. (“MC III”) serves as the general partner of Metropolitan Capital Partners III, L.P. (“MCP III”), which serves as the investment manager of Metropolitan Capital Advisors International Limited (“MCA Ltd.”), which owns 35,027 shares of Common Stock. Karen Finerman, MC III and MCP III each beneficially owns the shares of Common Stock owned by MCA Ltd. Each of MCA Inc., KJA, MC Select and MC III are majority-owned and controlled by Karen Finerman, who therefore is in a position to determine the investment and voting decisions of each of MCA LP, MCA Select Fund, DBX, MCA Long, Wolverine Trading and MCA Ltd. Ms. Finerman expressly disclaims beneficial ownership of the shares beneficially owned by MCA Inc., MCA IV, KJA, MCP II, MC Select, MC III and MCP III except to the extent of her pecuniary interest therein, and the inclusion of these shares herein shall not be deemed an admission of beneficial ownership of all the reported shares for any purpose. The address of MCA Inc., MCA IV, MCA LP, KJA, MCP II, MCA Select Fund, MC Select, MCA Long, MC III and MCP III is 654 Madison Avenue - Suite 801, New York, NY 10065. The address of DBX is St Paul’s Gate, New Street, St. Helier, Jersey JE4 8ZB, Channel Islands. The address of Wolverine Trading is 175 W. Jackson Blvd., Suite 200, Chicago, IL 60604. The address of MCA Ltd. is c/o Meridian Fund Services (Bermuda) Ltd, P.O. Box HM 528, 73 Front Street, Hamilton HMCX.

David R. Jardini, a Nominee, beneficially owns 81,0073 shares of Common Stock. Of the 81,007 shares of Common Stock, the David R. Jardini 2010 Qualified Annuity Trust Agreement, of which David R. Jardini is the Trustee, beneficially owns 62,500 shares of Common Stock. David R. Jardini beneficially owns the shares of Common Stock owned by the David R. Jardini 2010 Qualified Annuity Trust Agreement. Mr. Jardini’s wife, children and heirs are the beneficiaries of the David R. Jardini 2010 Qualified Annuity Trust Agreement. The address of the David R. Jardini 2010 Qualified Annuity Trust Agreement is P.O. Box 500, 201 Ryan Lane, Meadow Lands, PA 15347.

Michael Christodolou, a Nominee, beneficially owns 20,000 shares of Common Stock.4

Save GrafTech intends to vote all of the shares of Common Stock that are beneficially owned by Save GrafTech at the 2015 Annual Meeting “FOR” the election of the Nominees, to “WITHHOLD” votes from each of the Company Nominees, “AGAINST” the Company’s proposal for the Stockholders to approve, on an advisory

[2]	The number of shares of Common Stock beneficially owned by Karen Finerman is less than 1% of the total number of shares of Common Stock outstanding as of January 31, 2015. Karen Finerman is deemed to have sole voting and investment power with respect to all shares she beneficially owns under Section 13(d) of the Exchange Act. The number of shares beneficially owned by Karen Finerman includes 10,000 stock options that will become exercisable on June 5, 2015 and will allow Karen Finerman to acquire 10,000 shares of Common Stock of the Company at a price of $10.58. Further information with respect to the stock options referred to in this footnote is included in the Form 4 filed with the Securities and Exchange Commission by the Company on behalf of Karen Finerman on June 9, 2014 (the “Finerman Form 4”), which is incorporated by reference herein.
[3]	The number of shares of Common Stock beneficially owned by David R. Jardini is less than 1% of the total number of shares of Common Stock outstanding as of January 31, 2015. David R. Jardini is deemed to have sole voting and investment power with respect to all shares he beneficially owns under Section 13(d) of the Exchange Act. The number of shares beneficially owned by David R. Jardini includes 10,000 stock options that will become exercisable on June 5, 2015 and will allow David R. Jardini to acquire 10,000 shares of Common Stock of the Company at a price of $10.58. Further information with respect to the stock options referred to in this footnote is included in the Form 4 filed with the Securities and Exchange Commission by the Company on behalf of David R. Jardini on June 11, 2014 (the “Jardini Form 4”), which is incorporated by reference herein.
[4]	The number of shares of Common Stock beneficially owned by Michael Christodolou is less than 1% of the total number of shares of Common Stock outstanding as of January 31, 2015. Michael Christodolou is deemed to have sole voting and investment power with respect to all shares he beneficially owns under Section 13(d) of the Exchange Act.

basis, the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement, “FOR” the Company’s proposal to approve amendments to the 2005 Equity Incentive Plan and the material terms of the performance goals thereunder, as disclosed in the Company’s proxy statement, “FOR” the Company’s proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the current fiscal year ending December 31, 2015, as disclosed in the Company’s proxy statement, “FOR” Save GrafTech’s proposal to adopt a resolution to repeal any provision of the Bylaws as of the date of effectiveness of the resolution that was not included in the Bylaws as amended effective September 30, 2012 (which is the date of the last publicly disclosed amendment to the Bylaws), “FOR” the Company’s proposal for the reimbursement of Nathan Milikowsky’s expenses related to the 2014 proxy contest, as disclosed in the Company’s proxy statement, and in our discretion with respect to such other business as may properly come before the 2015 Annual Meeting.

We are soliciting your vote because we believe that our Nominees would contribute significantly to the Board and provide important guidance to senior management. After study and analysis, we believe that the Company has consistently underperformed as a result of factors including, but not limited to, poor oversight by the majority of the current Board and ineffective management of the Company by executive officers supported by a majority of the current Board. As a result, we have identified, and are submitting for election at the Company’s 2015 Annual Meeting, a slate of seven independent, highly qualified nominees to join the Board. We believe that our proposed Nominees possess the expertise, experience and commitment needed to maximize shareholder value. Each of our Nominees was selected after careful deliberation for what we believe to be his or her ability to improve Company performance and work constructively with the management team. We believe our Nominees will, consistent with the best interests of the Company, work diligently to deliver value to all Stockholders. We urge all Stockholders to support us in this effort by voting “FOR” each of our Nominees and to “WITHHOLD” votes from each Company Nominee.

This proxy solicitation is being made by Save GrafTech and not on behalf of the Board or the Company’s management.

WHETHER OR NOT YOU INTEND TO ATTEND THE 2015 ANNUAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEWS CLEAR TO THE COMPANY BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD TODAY.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES OF COMMON STOCK YOU OWN.

IMPORTANT VOTING INFORMATION

If your shares of Common Stock are held in your own name, please authorize a proxy to vote by marking, signing, dating and returning the enclosed BLUE proxy card in the postage-paid envelope provided to you by us or follow the instructions located on the BLUE proxy card to vote by telephone or Internet.

If you hold your shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other nominee, only they can exercise your right to vote with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other nominee to ensure that a BLUE proxy card is submitted on your behalf. Please follow the instructions to authorize a proxy to vote on the enclosed BLUE proxy card provided to you by us. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included with the enclosed BLUE proxy card. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to us, c/o D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005 or by email at savegraftech@dfking.com, so that we may be aware of all instructions given and can attempt to ensure that such instructions are followed.

PLEASE DO NOT RETURN ANY WHITE PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE ANY OTHER PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2015 ANNUAL MEETING, NOT EVEN AS A SIGN OF PROTEST. IF YOU HAVE

ALREADY RETURNED A WHITE PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED ANY OTHER PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2015 ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY MARK, SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED OR FOLLOW THE INSTRUCTIONS LOCATED ON THE BLUE PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

Only the Stockholders of record on the Record Date are entitled to vote at the 2015 Annual Meeting.

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D.F. King & Co., Inc. is assisting Save GrafTech with its effort to solicit proxies. If you have any questions or require assistance in authorizing a proxy or voting your shares of Common Stock, please contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 628-8532

E-mail: savegraftech@dfking.com

It is important that your shares of Common Stock be represented and voted at the 2015 Annual Meeting. Accordingly, regardless of whether you plan to attend the 2015 Annual Meeting in person, please mark, sign, date and return the BLUE proxy card that has been provided to you by us (and NOT the WHITE proxy card that has been provided to you by the Company or any other proxy card or form that has been provided to you) and vote “FOR” the election of each of our Nominees, to “WITHHOLD” votes from each Company Nominee and “FOR” Save GrafTech’s proposal to adopt a resolution to repeal any provision of the Bylaws as of the date of effectiveness of the resolution that was not included in the Bylaws as amended effective September 30, 2012 (which is the date of the last publicly disclosed amendment to the Bylaws).

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QUESTIONS AND ANSWERS RELATING TO THIS PROXY STATEMENT

The following are some of the questions you may have as a Stockholder, as well as the answers to those questions. The following is not a substitute for the information contained elsewhere in this Proxy Statement, and the information contained below is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this Proxy Statement. We urge you to read this Proxy Statement carefully and in its entirety.

Who is making this solicitation?

Save GrafTech’s members are Nathan Milikowsky and Daniel Milikowsky and each of their respective affiliates, including NM GTI, a Delaware limited liability company, DM Family Holdings LLC, a Connecticut limited liability company, DSM Foundation, a Connecticut corporation, and RNM Foundation, a Massachusetts charitable trust. The principal business of Nathan Milikowsky is serving as a director of the Company and managing his investments. The principal business of Daniel Milikowsky is steel trading. The principal business of each of NM GTI and DM Family Holdings LLC is the management of investments. The principal business of each of DSM Foundation and RNM Foundation is charitable work.

Save GrafTech is making this solicitation for the election of the Nominees and to adopt a resolution to repeal any provision of the Bylaws as of the date of effectiveness of the resolution that was not included in the Bylaws as amended effective September 30, 2012 (which is the date of the last publicly disclosed amendment to the Bylaws). For more information regarding Save GrafTech and the other participants in the solicitation, please see Annex A attached to this Proxy Statement.

What are we asking you to vote for?

We are asking you to vote on the following actions on the BLUE proxy card at the 2015 Annual Meeting:

1.	Vote “FOR” the election of Nathan Milikowsky, Karen Finerman, David R. Jardini, Alan Carr, Frederic Brace, Fiona Scott Morton and Michael Christodolou to serve as directors on the Board until the 2016 annual meeting of Stockholders or until their respective successors are duly elected and qualified and to “WITHHOLD” votes from each Company Nominee;

2.	Vote “AGAINST” the Company’s proposal for the Stockholders to approve, on an advisory basis, the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement;

3.	Vote “FOR” the Company’s proposal to approve amendments to the 2005 Equity Incentive Plan and the material terms of the performance goals thereunder, as disclosed in the Company’s proxy statement;

4.	Vote “FOR” the Company’s proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the current fiscal year ending December 31, 2015, as disclosed in the Company’s proxy statement;

5.	Vote “FOR” Save GrafTech’s proposal to adopt a resolution to repeal any provision of the Bylaws as of the date of effectiveness of the resolution that was not included in the Bylaws as amended effective September 30, 2012 (which is the date of the last publicly disclosed amendment to the Bylaws); and

6.	Vote “FOR” the Company’s proposal for the reimbursement of Nathan Milikowsky’s expenses related to the 2014 proxy contest, as disclosed in the Company’s proxy statement.

Please see the sections entitled “Proposal No. 1: Election of Directors,” “Proposal No. 2: Non-Binding Advisory Vote on Executive Compensation,” “Proposal No. 3: Approval of Amendments to the 2005 Equity Incentive Plan and the Material Terms of the Performance Goals Thereunder,” “Proposal No. 4: Ratification of Independent Registered Public Accounting Firm,” “Proposal No. 5: Save GrafTech’s Proposal to Adopt a Resolution to Repeal Certain Provisions of or Amendments to the Bylaws” and “Proposal No. 6: Reimbursement of Nathan Milikowsky’s Expenses Related to the 2014 Proxy Contest” for a more complete description.

Why are we soliciting your vote?

After study and analysis, we believe that the Company has consistently underperformed as a result of factors including, but not limited to, poor oversight by the majority of the current Board and ineffective management of the Company by executive officers supported by a majority of the current Board. As a result, we have identified, and are submitting for election at the 2015 Annual Meeting, a slate of seven independent, highly qualified nominees to join the Board. We believe that our proposed Nominees possess the expertise, experience and commitment needed to maximize stockholder value. Each of our Nominees was selected after careful deliberation for what we believe to be his or her ability to improve Company performance and work constructively with the management team. We believe our Nominees will, consistent with the best interests of the Company, work diligently to deliver value to all Stockholders. We urge all Stockholders to support us in this effort by voting “FOR” our Nominees and to “WITHHOLD” votes from each Company Nominee.

Who are the Nominees?

We are proposing that Nathan Milikowsky, Karen Finerman, David R. Jardini, Alan Carr, Frederic Brace, Fiona Scott Morton and Michael Christodolou be elected as directors of the Company to serve on the Board until the 2016 annual meeting of Stockholders or until their respective successors are duly elected and qualified.

Set forth below are the names, ages, business addresses and business experience for the past ten years and certain other information for Nathan Milikowsky, Karen Finerman, David R. Jardini, Alan Carr, Frederic Brace, Fiona Scott Morton and Michael Christodolou, the individuals nominated by Save GrafTech as the Nominees to stand for election at the 2015 Annual Meeting. This information has been furnished to Save GrafTech by the Nominees. In addition, the table below sets forth a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the Nominee should serve as a director for the Company as of the date hereof, in light of the Company’s business and structure.

Nominees

Name and Age	Business Address	Principal Occupation or Employment, Public Company Directorships and Other Relevant Experience, in Each Case During the Last Ten Years
Nathan Milikowsky (73)	c/o Jordanmill Ventures LLC, 822 Boylston Street, Suite 106 Chestnut Hill, MA 02467	Mr. Milikowsky was elected to the Board in May of 2014 and currently serves as a member of the Board. Mr. Milikowsky previously served as a member of the Board from 2010 to 2013. Prior to serving as a member of the Board from 2010 to 2013, Mr. Milikowsky served as Chief Executive Officer of C/G Electrodes LLC (“C/G”), a graphite electrode manufacturer, from 2003 to 2006 and as the Chairman of C/G from 2003 until C/G’s acquisition by the Company in 2010. As the Chief Executive Officer and Chairman of C/G, Mr. Milikowsky oversaw the company’s growth into a leading producer of graphite electrodes. In 2005, Mr. Milikowsky acquired C/G’s main supplier, Seadrift Coke L.P. (“Seadrift”) where Mr. Milikowsky served as President from 2005 until it was acquired by the Company in 2010. Mr. Milikowsky serves as the Chairman of PS Investments LLC, a limited liability company whose primary business is managing investments and Premia Spine, Ltd., a company primarily engaged in the production of a medical device designed to treat spinal stenosis. Further, Mr. Milikowsky has served as the Managing Member of Jordanmill Ventures, LLC, a personal business venture, since 2010. Save GrafTech believes that the attributes, skills and qualifications that Mr. Milikowsky has obtained through his experience in manufacturing in general, and in the graphite industry, in particular, will allow Mr. Milikowsky to provide the Board and the Company with industry knowledge, executive experience and valuable insight regarding the operational and financial aspects of the Company’s business.

Name and Age	Business Address	Principal Occupation or Employment, Public Company Directorships and Other Relevant Experience, in Each Case During the Last Ten Years
Karen Finerman (50)	Metropolitan Capital Advisors, L.P., 654 Madison Avenue - Suite 801 New York, NY 10065	Ms. Finerman was elected to the Board in May of 2014 and currently serves as a member of the Board. Ms. Finerman is the Chief Executive Officer of Metropolitan Capital Advisors, L.P., a New York-based hedge fund that she co-founded in 1992. She has also appeared regularly as a panelist on CNBC’s “Fast Money”, a television program that discusses investment strategies, since 2007. In 2013, she published “Finerman’s Rules: Secrets I’d Only Tell My Daughters About Business and Life.” Save GrafTech believes that the attributes, skills and qualifications that Ms. Finerman has obtained through her extensive financial experience will provide the Board and the Company with valuable perspective and judgment.

David R. Jardini (51)	P.O. Box 500 201 Ryan Lane Meadow Lands, PA 15347	Mr. Jardini was elected to the Board in May of 2014 and currently serves as a member of the Board. Since April 2013, Mr. Jardini has served as the Chairman of Black Diamond Investments LP, a diversified family investment partnership that is focused on the manufacturing and real estate industries. Mr. Jardini has served as Chairman of West Salisbury Foundry and Machine Co., Inc., a foundry, since 2012, as President of American Gas Lamp Works LLC, a manufacturing business, since 2012 and as Managing Member of JCG Development, a real estate development business, since 2010. Further, Mr. Jardini has been a member of the board of directors of Robroy Industries, Inc., a manufacturer of electrical and oil field products, since August 2011. Before serving in such roles, Mr. Jardini was the co-founder and President of C/G, one of the world’s leading producers of graphite electrodes, from May 2003 until it was acquired by the Company in 2010. Mr. Jardini has not served as an officer of the Company or any of its subsidiaries following such acquisition. Save GrafTech believes that the attributes, skills and qualifications that Mr. Jardini has obtained through his industry experience, with a particular focus on executive management, operations and planning, will allow Mr. Jardini to provide the Board and the Company with valuable management experience and key industry insight.

Alan Carr (45)	630 Third Avenue, 21st Floor, New York, NY 10017	Mr. Carr has served as the Chief Executive Officer of Drivetrain, LLC, a multi-disciplinary fiduciary services business that serves the distressed investing industry, since he founded the company in 2013. Prior to founding and serving as the Chief Executive Officer of Drivetrain, LLC, Mr. Carr served as Managing Director at Strategic Value Partners, LLC, an investment company that manages private equity and hedge fund-style funds, where he focused on distressed and special situations investments in the United States and Europe, from 2003 to 2013. Mr. Carr currently serves on the boards of directors of three public companies: Midstates Petroleum Company, Inc. (“Midstates”), an oil exploration and production company, Tanker Investments Ltd., a specialized investment company focused on the tanker market, and Brookfield DTLA Fund Office Trust Investor Inc., a private real estate investment trust with publicly-traded preferred equity. Mr. Carr has served on the board of directors of Midstates since March of 2015 and on the boards of directors of both

Name and Age	Business Address	Principal Occupation or Employment, Public Company Directorships and Other Relevant Experience, in Each Case During the Last Ten Years
Tanker Investments Ltd. and Brookfield DTLA Fund Office Trust Investor Inc. since 2014. In September of 2014, Mr. Carr was elected to the board of directors of Syncora Holdings Ltd., a publicly reporting, but OTC-traded, insurance company. Mr. Carr’s seating on this board is subject to approval from the New York State Department of Financial Services, which approval is currently under review. As a result, Mr. Carr is not presently a director of Syncora Holdings Ltd. Mr. Carr also serves, and has previously served, on various other boards of directors of private companies in North America, Europe and Asia, including GTAT Advanced Equipment Holding LLC, Statewide Mobility Partners LLC and LightSquared, Inc. and LightSquared LP, each of which provided Mr. Carr with relevant experience serving as a director of a distressed company. Save GrafTech believes that the attributes, skills and qualifications that Mr. Carr has obtained through his management experience will allow Mr. Carr to provide the Board and the Company with valuable insight regarding the operational and financial aspects of the Company’s business.

Frederic Brace (57)	221 Essex Rd., Winnetka, IL 60093	Mr. Brace has served as the interim President and Chief Executive Officer of Midstates Petroleum Company, Inc. (“Midstates”), an oil exploration and production company, since March of 2015. Prior to his appointment as interim President and Chief Executive Officer of Midstates, Mr. Brace served as the Vice President of Midstates in March of 2015. Mr. Brace has served as the Chairman and Chief Executive Officer of Sangfroid Advisors Ltd. since 2014 and Chairman and Chief Executive Officer of Beaucastel LLC since 2012, each of which is a consulting company. Mr. Brace has served as a member of the board of directors of Midstates since March of 2015, The Standard Register Company, a company specializing in communications between companies and their customers, shareholders and employees, since 2014, CoreVest Financial Group, an investment company, since 2011, and Anixter International Inc., a distributor of electrical wire, cables and communications and security equipment, since 2009. Mr. Brace previously served as the President of Niko Resources, Ltd., an oil and gas company, from January 2014 to December 2014. Prior to serving as President of Niko Resources, Ltd., Mr. Brace served as a Senior Advisor to Niko Resources, Ltd. from August 2013 to December 2013. From May 2013 to September 2013, Mr. Brace was a subcontractor on a project for Booz & Company (now Strategy&), a management consulting company. Prior to these roles, Mr. Brace was employed by the Great Atlantic & Pacific Tea Company, the owner of several supermarket chains, as Chief Administrative Officer and Chief Restructuring Officer from 2010 to 2012, as Chief Financial Officer from 2011 to 2012 and as a consultant for several months in 2012. Mr. Brace also served on the board of directors of the Great Atlantic & Pacific Tea Company from 2009 to 2010. From 1988 to 2008, Mr. Brace worked at UAL Corporation (now United Continental Holdings, Inc.), the parent company of United Airlines, Inc. and Continental Airlines, Inc., where he served as Executive Vice President and Chief Financial

Name and Age	Business Address	Principal Occupation or Employment, Public Company Directorships and Other Relevant Experience, in Each Case During the Last Ten Years
Officer of UAL Corporation and United Airlines, Inc. from 2002 to 2008 and as Chief Restructuring Officer of UAL Corporation from 2002 to 2006. Mr. Brace was previously a member of the board of directors of Edison Mission Energy Corporation from 2012 to 2014, Local Insight Regatta Holdings, Inc. from 2010 to 2012, Bally Total Fitness from 2009 to 2012, Neff Rental, Inc. from 2009 to 2010, BearingPoint, Inc. in 2009 and SIRVA Inc. from 2004 to 2008. Save GrafTech believes that the attributes, skills and qualifications Mr. Brace has obtained through his extensive experience working with distressed companies and as a director of public and private companies will allow him to provide valuable perspective to the Board with respect to management and operational matters of the Company.

Fiona Scott Morton (48)	School of Management, Yale University, P.O. Box 208200, New Haven, CT 06520-8200	Ms. Scott Morton is a Professor of Economics at the Yale School of Management, where she has been on the faculty since 1999 and served as Senior Associate Dean for Faculty Development from 2006 to 2010. Ms. Scott Morton has also served as a Senior Consultant for Charles River Associates, a consulting firm, since 2013, and previously served in the same role at Charles River Associates from 2006 to 2011. Since 2008, Ms. Scott Morton has served as a Visiting professor at the University of Edinburgh Economics Department, where she was an Adam Smith Visiting Fellow from 2005 to 2006. From 2011 to 2012, Ms. Scott Morton served as the Deputy Assistant Attorney General for Economic Analysis in the Antitrust Division of the United States Department of Justice (the “DOJ”). In addition to these roles, Ms. Scott Morton publishes peer-reviewed articles relating to topics involving economics and business and participates in speaking engagements and academic and policy conferences. In her work as a researcher and professor, she has focused on topics that include price competition, capacity choice, internal firm organization and incentives, all of which are relevant to the industry in which the Company operates. Save GrafTech believes that Ms. Scott Morton’s extensive knowledge of the fields of antitrust, economics and business and the attributes and skills that she obtained as a consultant and with the DOJ will allow her to provide the Company and the Board with valuable insight on operational and regulatory matters.

Michael Christodolou (53)	P.O. Box 1450, Wilson, WY 83014-1450	Mr. Christodolou currently serves as the Manager of Inwood Capital Management LLC, an investment management firm he founded in 2000. Mr. Christodolou has served as a member of the board of directors of Lindsay Corporation, a publicly-traded manufacturer of agricultural irrigation equipment and infrastructure products, since 1999. Mr. Christodolou served as the Chairman of the board of directors of Lindsay Corporation from 2003 to January 2015. Mr. Christodolou has also served as a member of the board of directors of Quest Capital Group LLC, a private company that acquires, manages and leases transportation equipment, since 2011. Save GrafTech believes that the attributes, skills and qualifications Mr. Christodolou has obtained through his corporate governance and investment management experiences will allow him to provide the Company with valuable financial and governance expertise.

The Board currently consists of seven directors whose terms expire at the 2015 Annual Meeting. On March 31, 2015, the Company announced that, effective upon the election of directors at the 2015 Annual Meeting, the Board will be expanded to consist of nine directors. All nine of the director seats are up for election at the 2015 Annual Meeting. Save GrafTech, and the other participants hereunder, through this Proxy Statement, are soliciting proxies to elect Nathan Milikowsky, Karen Finerman, David R. Jardini, Alan Carr, Frederic Brace, Fiona Scott Morton and Michael Christodolou to serve as directors on the Board.

We are seeking replacement of a majority of the Board with independent directors. If all of the Nominees are elected, the Nominees will constitute a majority of the Board and would alone be able to adopt resolutions or otherwise cause the Board to act. If less than five of the Nominees are elected, such Nominees will be a minority of the Board and will not alone be able to adopt resolutions, as is currently the case with respect to Nathan Milikowsky, Karen Finerman and David R. Jardini. By utilizing their respective experiences and working constructively with management, Save GrafTech believes the Nominees can effect positive change at the Company.

The corporate governance guidelines of the Company, which are available on the Company’s website at http://www.graftech.com/getdoc/6b8a3b4d-967c-4bdd-ab04-ea0011de0c91/GRAFTECH-INTERNATIONAL-LTD-Corp-Gov-Guide.aspx, provide that determinations of independence shall be made in accordance with the criteria for independence required by the NYSE. Based on the information furnished by the Nominees, Save GrafTech believes that all of the Nominees are independent under such standards and Save GrafTech has no knowledge of any facts that would prevent the determination that each of the Nominees is independent under such standards.

You should refer to the Company’s proxy statement, when available, for the names, background, qualifications and other information concerning the Company Nominees.

Who can vote at the 2015 Annual Meeting?

Holders of record of shares of Common Stock at the close of business on the Record Date will be entitled to vote at the 2015 Annual Meeting. Stockholders as of the Record Date are entitled to one vote at the 2015 Annual Meeting for each share of Common Stock held on the Record Date. The Company’s proxy statement states that there were [            ] shares of Common Stock issued and outstanding as of the Record Date.

How do proxies work?

Save GrafTech is asking you to appoint Nathan Milikowsky and Edward McCarthy as your proxy holders to vote your shares of Common Stock at the 2015 Annual Meeting. You can make this appointment by voting the enclosed BLUE proxy card or by using one of the voting methods described below. Giving us your proxy means you authorize the proxy holders to vote your shares at the 2015 Annual Meeting, according to the directions you provide. Whether or not you are able to attend the 2015 Annual Meeting, you are urged to mark, sign and date the enclosed BLUE proxy card and return it in the enclosed postage-paid envelope or follow the instructions located on the BLUE proxy card to vote by telephone or Internet. All valid proxies received prior to the meeting will be voted.

Save GrafTech is using a universal proxy card for voting at the 2015 Annual Meeting. A universal proxy card lists on a single card all candidates nominated by a board of directors and all candidates nominated by a nominating stockholder, and it allows stockholders of such company to vote for candidates among all candidates nominated, regardless of who nominated them. As Save GrafTech is using a universal form of proxy that includes the names of all identified director candidates, there is no need to use the Company’s WHITE form of proxy, regardless of how you wish to vote. You may vote for all, some or none of our director candidates. If you specify a choice with respect to any item by marking the appropriate box on the proxy, your shares of Common Stock will be voted in accordance with that specification; provided, however, that you may vote “FOR” a total of no more than nine director candidates. If you mark more than nine “FOR” boxes for the election of directors, none of your votes

“FOR” directors will be counted. IF NO SPECIFICATION IS MADE, BUT YOU SIGN AND RETURN THE ENCLOSED BLUE PROXY CARD, YOUR SHARES OF COMMON STOCK WILL BE VOTED (I) “FOR” NATHAN MILIKOWSKY FOR DIRECTOR; (II) “FOR” KAREN FINERMAN FOR DIRECTOR; (III) “FOR” DAVID R. JARDINI FOR DIRECTOR; (IV) “FOR” ALAN CARR FOR DIRECTOR; (V) “FOR” FREDERIC BRACE FOR DIRECTOR; (VI) “FOR” FIONA SCOTT MORTON FOR DIRECTOR; (VII) “FOR” MICHAEL CHRISTODOLOU FOR DIRECTOR; (VIII) TO “WITHHOLD” VOTES FROM EACH OF THE SEVEN COMPANY NOMINEES (IX) “AGAINST” THE COMPANY’S PROPOSAL FOR THE STOCKHOLDERS TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THE COMPANY’S PROXY STATEMENT; (X) “FOR” THE COMPANY’S PROPOSAL TO APPROVE AMENDMENTS TO THE 2005 EQUITY INCENTIVE PLAN AND THE MATERIAL TERMS OF THE PERFORMANCE GOALS THEREUNDER, AS DISCLOSED IN THE COMPANY’S PROXY STATEMENT; (XI) “FOR” THE COMPANY’S PROPOSAL TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE CURRENT FISCAL YEAR ENDING DECEMBER 31, 2015, AS DISCLOSED IN THE COMPANY’S PROXY STATEMENT; (XII) “FOR” SAVE GRAFTECH’S PROPOSAL TO ADOPT A RESOLUTION TO REPEAL ANY PROVISION OF THE BYLAWS AS OF THE DATE OF EFFECTIVENESS OF THE RESOLUTION THAT WAS NOT INCLUDED IN THE BYLAWS AS AMENDED EFFECTIVE SEPTEMBER 30, 2012 (WHICH IS THE DATE OF THE LAST PUBLICLY DISCLOSED AMENDMENT TO THE BYLAWS); (XIII) “FOR” THE COMPANY’S PROPOSAL FOR THE REIMBURSEMENT OF NATHAN MILIKOWSKY’S EXPENSES RELATED TO THE 2014 PROXY CONTEST, AS DISCLOSED IN THE COMPANY’S PROXY STATEMENT; AND (XIV) IN THE PROXY HOLDER’S DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE 2015 ANNUAL MEETING.

We do not know of any other matters to be presented for approval by the Stockholders at the 2015 Annual Meeting. Unless you indicate otherwise on the BLUE proxy card or through the telephone or Internet voting procedures, your appointment also authorizes your proxy holders to vote your shares of Common Stock in their discretion on any matters not known by Save GrafTech at the time this Proxy Statement was printed and that, under the Bylaws, may be properly presented for action by the Stockholders at the 2015 Annual Meeting.

What do I need to attend the 2015 Annual Meeting?

The 2015 Annual Meeting will be held at [            ] on May 29, 2015 at 10:00 a.m. eastern daylight time. You should be prepared to present valid government-issued photo identification, such as a driver’s license or passport, for admittance. In addition, if you are a Stockholder of record, your name will be verified against the list of Stockholders of record prior to admittance to the 2015 Annual Meeting. If you are a beneficial owner, you must provide proof of beneficial ownership on the Record Date, such as your account statement showing that you owned your shares of Common Stock as of April 20, 2015, a copy of the voting instruction form provided by your bank, brokerage firm, dealer, trust company or other nominee, or other similar evidence of ownership. If you do not provide valid government-issued photo identification and comply with the other procedures outlined above, you will not be admitted to the 2015 Annual Meeting. You do not need to attend the 2015 Annual Meeting to vote. Even if you plan to attend the 2015 Annual Meeting, please submit your vote in advance as instructed in this Proxy Statement.

What is the quorum requirement for the 2015 Annual Meeting?

A majority of the issued and outstanding shares of Common Stock entitled to vote thereat, present at the commencement of such meeting, in person or represented by proxy, will constitute a quorum at the 2015 Annual Meeting. Abstentions and broker non-votes will be counted as shares present for purposes of determining whether a quorum exists for the transaction of business.

What is the effect of an “ABSTAIN” vote?

Abstentions are considered to be present and entitled to vote with respect to each relevant proposal, but will not be considered a vote cast with respect to that proposal. Therefore, an abstention will effectively be a vote against Save GrafTech’s proposal to adopt a resolution to repeal any provision of the Bylaws as of the date of effectiveness of the resolution that was not included in the Bylaws as amended effective September 30, 2012 (which is the date of the last publicly disclosed amendment to the Bylaws).

What is a broker non-vote?

A “broker non-vote” occurs when a beneficial owner of shares held by a bank, brokerage firm, dealer, trust company or other nominee fails to provide the record holder with voting instructions on any “non-routine” matters brought to a vote at a stockholder meeting.

Under the rules of the New York Stock Exchange, “non-routine” matters include (x) the election of directors and (y) Save GrafTech’s proposal to adopt a resolution to repeal any provision of the Bylaws as of the date of effectiveness of the resolution that was not included in the Bylaws as amended effective September 30, 2012 (which is the date of the last publicly disclosed amendment to the Bylaws). As such, a broker may not vote your shares with respect to such matters without your instructions. Given the contested nature of the election, the rules of the New York Stock Exchange do not permit broker discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not.

If your shares are held of record by a bank, brokerage firm, dealer, trust company or other nominee, we urge you to give instructions to your bank, brokerage firm, dealer, trust company or other nominee as to how you wish your shares to be voted so you may participate in the Stockholder voting on these important matters.

What vote is required to elect the Nominees?

According to the Bylaws, for the election of directors at the 2015 Annual Meeting, the nine nominees receiving the highest number of “FOR” votes will be elected. Abstentions will be counted as present for purposes of this vote but are not counted as votes cast. Broker non-votes will not be counted as present and are not entitled to vote on the proposal. There is no guarantee that any of our Nominees will get enough votes to be elected even if you vote for them.

What vote is required to approve the other proposals described in this Proxy Statement?

Save GrafTech’s proposal to adopt a resolution to repeal any provision of the Bylaws as of the date of effectiveness of the resolution that was not included in the Bylaws as amended effective September 30, 2012 (which is the date of the last publicly disclosed amendment to the Bylaws) requires the affirmative vote of holders of at least 67% of the voting power of all shares of capital stock of the Company then outstanding entitled to vote generally for the election of directors. The Company’s proxy statement sets forth the votes required to approve Proposals 2, 3, 4 and 6 being considered at the 2015 Annual Meeting. If other matters are properly brought before the 2015 Annual Meeting, the vote required will be determined in accordance with applicable law, the NYSE Rules and the Company’s Amended and Restated Certificate of Incorporation and Bylaws, as applicable.

What should I do in order to vote for the Nominees and the other proposals?

If your shares of Common Stock are held of record in your own name, please authorize a proxy to vote by marking, signing, dating and returning the enclosed BLUE proxy card in the postage-paid envelope provided to you by us or follow the instructions on the BLUE proxy card to vote by telephone or Internet.

If you hold your shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other nominee, only they can exercise your right to vote with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other nominee to ensure that a BLUE proxy card is submitted on your behalf. Please follow the instructions to authorize a proxy to vote provided on the enclosed BLUE proxy card. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included on the enclosed BLUE proxy card. We urge you to confirm your instructions in writing to the person responsible for your account and provide a copy of those instructions to us, c/o D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005 or by email at savegraftech@dfking.com so that we may be aware of all instructions given and can attempt to ensure that such instructions are followed.

YOUR VOTE IS VERY IMPORTANT. If you do not plan to attend the 2015 Annual Meeting, we encourage you to read this Proxy Statement and mark, sign, date and return your BLUE proxy card in the enclosed postage-paid envelope provided, or follow the instructions located on your BLUE proxy card to vote by telephone or Internet prior to the 2015 Annual Meeting so that your shares of Common Stock will be represented and voted in accordance with your instructions. Even if you plan to attend the 2015 Annual Meeting in person, we recommend that you authorize a proxy to vote your shares of Common Stock in advance as described above so that your vote will be counted if you later decide not to attend the 2015 Annual Meeting. To ensure that your vote is counted, please remember to submit your vote so that it is received by us no later than 11:59 p.m. eastern daylight time on May 28, 2015, the day prior to the Annual Meeting.

What does it mean if I receive more than one BLUE proxy card at or about the same time?

It generally means you hold shares registered in more than one account. In order to vote all of your shares, please mark, sign, date and return each BLUE proxy card or, if you vote via the Internet or telephone, vote once for each BLUE proxy card you receive.

What is the deadline for submitting proxies?

(a)	Internet: Votes submitted electronically via the Internet must be received by 11:59 p.m. eastern daylight time on May 28, 2015.

(b)	Telephone: Votes submitted electronically by telephone must be received by 11:59 p.m. eastern daylight time on May 28, 2015.

(c)	Mail: Votes submitted by mail via written proxy must be returned in sufficient time to be counted prior to the closing of the polls at the 2015 Annual Meeting.

(d)	In Person: All Stockholders of record as of the Record Date may vote in person at the 2015 Annual Meeting. If you hold your shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other nominee, you will need to request a “legal proxy” from such entity to vote in person at the 2015 Annual Meeting.

How do I revoke a proxy?

Any Stockholder has the power to revoke a previously submitted proxy at any time before it is exercised. If you are a registered holder of Common Stock, you may revoke a previously submitted proxy by:

•	voting over the Internet or by telephone at a later time in the manner provided on the enclosed BLUE proxy card, the Company’s WHITE proxy card or any other later-dated proxy;

•	marking, signing, dating and returning the enclosed BLUE proxy card, the Company’s WHITE proxy card or any other later-dated proxy in the postage-paid envelope provided;

•	delivering a written notice of revocation to the Corporate Secretary of the Company c/o GrafTech International Ltd., Suite 300 Park Center I, 6100 Oak Tree Boulevard, Independence, OH 44131; or

•	attending the 2015 Annual Meeting and voting in person.

Please note, however, that only your last-dated proxy will count - any proxy may be revoked at any time prior to its exercise at the 2015 Annual Meeting as described in this Proxy Statement. Attending the 2015 Annual Meeting alone without taking one of the actions above will not revoke your proxy.

If you submit a BLUE proxy card you may revoke it at any time by submitting a later-dated WHITE proxy card, or any other later-dated proxy card. Likewise, if you submit, or have already submitted, a WHITE proxy card you may revoke it at any time by submitting any other later-dated proxy card, including a later-dated BLUE proxy card.

Stockholders who hold their shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other nominee will need to notify the person responsible for their account to revoke or withdraw previously given instructions. Unless revoked in the manner set forth above and subject to the foregoing, duly authorized proxies in the form enclosed will be voted at the 2015 Annual Meeting in accordance with your instructions. We request that a copy of any revocation sent to the Company or any revocation notification sent to the person responsible for a bank or brokerage account also be sent to us, c/o D.F. King & Co., Inc. at the address listed above, so that we may be aware of any revocation of a proxy.

PLEASE DO NOT RETURN ANY WHITE PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2015 ANNUAL MEETING, NOT EVEN AS A SIGN OF PROTEST. IF YOU HAVE ALREADY RETURNED A WHITE PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2015 ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY MARK, SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED OR USE THE BLUE PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

Who is paying for the solicitation on behalf of Save GrafTech?

Save GrafTech will pay all costs of the solicitation of proxies on behalf of Save GrafTech and the other participants described on Annex A hereto for the 2015 Annual Meeting. Save GrafTech estimates that the total expenditures for, in furtherance of, or in connection with the solicitation of Stockholders, including the cost of D.F. King & Co.’s proxy solicitation and advisory services, for the 2015 Annual Meeting by Save GrafTech or on Save GrafTech’s behalf will be $[•], of which approximately $[•] has been incurred as of the date hereof. If all (or some) of the Nominees are elected, Save GrafTech intends to seek reimbursement of those costs from the Company, subject to any restrictions based on applicable law or in the Company’s Amended and Restated Certificate of Incorporation or Bylaws, without seeking further approval by the Company’s Stockholders.

Whom should I call if I have any questions about the solicitation?

If you have any questions, or need assistance in voting your shares of Common Stock, please call our proxy solicitor, D.F. King & Co., Inc. toll-free at (800) 628-8532 or contact D.F. King & Co., Inc. by email at savegraftech@dfking.com.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN. SAVE GRAFTECH URGES YOU TO MARK, SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD TODAY TO VOTE “FOR” THE ELECTION OF OUR NOMINEES, TO “WITHHOLD” VOTES FROM EACH COMPANY NOMINEE AND “FOR” SAVE GRAFTECH’S PROPOSAL TO ADOPT A RESOLUTION TO REPEAL ANY PROVISION OF THE BYLAWS AS OF THE DATE OF EFFECTIVENESS OF THE RESOLUTION THAT WAS NOT INCLUDED IN THE BYLAWS AS AMENDED EFFECTIVE SEPTEMBER 30, 2012 (WHICH IS THE DATE OF THE LAST PUBLICLY DISCLOSED AMENDMENT TO THE BYLAWS).

Important Notice Regarding the Availability of Proxy Materials

for the Stockholder Meeting to Be Held on May 29, 2015:

The proxy materials will be available at http://www.savegraftech.com

BACKGROUND OF THE SOLICITATION

In 2014, Nathan Milikowsky nominated a slate of three directors for election to the Board and solicited proxies for their election, among other proposals. Further information regarding the 2014 contested election and events leading up to it is set forth in the definitive Schedule 14A filed with the Securities and Exchange Commission on April 15, 2014 by Nathan Milikowsky, certain of his related parties, David R. Jardini and Karen Finerman (the “2014 Milikowsky Proxy Statement”) under the section “Background of the Solicitation,” which section is incorporated by reference herein.

On May 15, 2014, at the Company’s 2014 annual meeting of stockholders (the “2014 Annual Meeting”), the Company’s stockholders elected Nathan Milikowsky’s three nominees, Nathan Milikowsky, David R. Jardini and Karen Finerman, and each of them currently serves as a member of the Board. The proposal to adopt a resolution repealing any provision of the Bylaws as of the date of effectiveness of the resolution that was not included in the Bylaws as amended effective September 30, 2012 (which was the date of the last publicly disclosed amendment to the Bylaws) and that was inconsistent with or disadvantageous to Nathan Milikowsky, as the nominating stockholder, or to the election of the nominees nominated by Mr. Milikowsky, received the affirmative vote of 64.83% of the shares of Common Stock outstanding, less than the affirmative vote of the holders of 67% of the shares of Common Stock outstanding required to adopt a shareholder proposed amendment to the Bylaws. The foregoing description of the 2014 Bylaw amendment proposal and the election of the nominees nominated by Mr. Milikowsky to the Board is qualified in its entirety by reference to the 2014 Milikowsky Proxy Statement and the Company’s Form 8-K filed with the Securities and Exchange Commission on May 21, 2014, which is incorporated by reference herein.

During each of the second and third fiscal quarters of 2014, the Company failed to meet its forecasts and suffered net losses. Additionally, over a seven month period from the end of February 2014 to September 2014, management released earnings guidance on four separate occasions and revised its earnings guidance downwards on two of those occasions. Based on these developments and his observations of management as a Board member, Mr. Milikowsky came to believe that the current management of the Company and the majority of directors that supported it were not well-positioned to lead the Company to stronger financial performance.

On December 30, 2014, Nathan Milikowsky and his counsel requested, pursuant to the Bylaws, a copy of the Company’s 2015 written questionnaire with respect to the qualifications and backgrounds of potential nominees to the Board. The Company provided the questionnaire to Mr. Milikowsky on January 6, 2015.

On January 23, 2015 in accordance with the procedures set forth in the Bylaws, Mr. Milikowsky delivered a notice of intent to nominate individuals for election as directors and propose stockholder business to the Company nominating seven individuals for election as directors at the 2015 Annual Meeting: Nathan Milikowsky, Karen Finerman, David R. Jardini, Alan Carr, Frederic Brace, Fiona Scott Morton and Michael Christodolou. Mr. Milikowsky’s notice also proposed a resolution that, as of the date of effectiveness of the resolution, any provision of the Bylaws that was not included in the Bylaws as of September 30, 2012 (which is the date of the last publicly disclosed amendment to the Bylaws) be repealed. Mr. Milikowsky submitted the notice of intent to nominate individuals for election as directors and propose stockholder business because he believes the Company can and should do more to improve its business performance and generate value for all of its Stockholders.

In addition to the delivery of the notice of intent to nominate individuals for election as directors and propose stockholder business to the Company, on January 23, 2015, Nathan Milikowsky sent a letter to the Board expressing his concerns regarding the ongoing governance and management of the Company. Mr. Milikowsky noted that during Joel Hawthorne’s tenure as chief executive officer of the Company, management has generally failed to meet its own forecasts, the Company has suffered quarterly net losses, written off a $126 million investment in advanced graphite materials, and the Company’s stock price had declined by over 60%. This letter has been filed as an exhibit to the Schedule 13D filed by certain members of Save GrafTech with the Securities and Exchange

Commission on January 23, 2015 and as an exhibit to the Soliciting Material filed on Schedule 14A by certain members of Save GrafTech and the Nominees with the Securities and Exchange Commission on January 23, 2015. Any description of this letter herein is qualified in its entirety by reference to such Schedule 13D, such Schedule 14A, and the respective exhibits thereto, each of which is incorporated by reference herein.

On January 26, 2015, Randy Carson, Chairman of the Board, sent a letter to Nathan Milikowsky defending the current Board’s stewardship of the Company and the initiatives undertaken by the management team. This letter has been filed as an exhibit to the Company’s Form 8-K filed with the Securities and Exchange Commission on January 26, 2015. The description of this letter herein is qualified in its entirety by reference to such Form 8-K and the exhibits thereto, which are incorporated by reference herein.

On February 11, 2015, Nathan Milikowsky sent a letter to Randy Carson regarding discussions with respect to the Company’s management, financial condition and operations and the potential restructuring of the Company’s Senior Subordinated Notes maturing in November 2015. Mr. Milikowsky noted that the Company has continually failed to meet its own forecasts, the Company had suffered net losses for the past five quarters, the share price had declined by over 60% during the preceding twelve months, compared to an approximately 3.5% median share price decrease of the Company’s peer group over the same time period, and that both Moody’s Investor Service and Standard and Poor’s Rating Services had downgraded the Company’s debt. This letter has been filed as an exhibit to the Schedule 13D filed by certain members of Save GrafTech with the Securities and Exchange Commission on February 12, 2015 and as an exhibit to the Soliciting Material filed on Schedule 14A by certain members of Save GrafTech and the Nominees with the Securities and Exchange Commission on February 13, 2015. Any description of this letter herein is qualified in its entirety by reference to such Schedule 13D, such Schedule 14A, and the respective exhibits thereto, each of which is incorporated by reference herein.

On March 31, 2015, the Company filed a preliminary proxy statement on Schedule 14A with the Securities and Exchange Commission. On April 13, 2015, the Company filed an amended preliminary proxy statement on Schedule 14A with the Securities and Exchange Commission.

PROPOSAL NO. 1: ELECTION OF DIRECTORS

We propose that the Stockholders elect Nathan Milikowsky, Karen Finerman, David R. Jardini, Alan Carr, Frederic Brace, Fiona Scott Morton and Michael Christodolou as directors of the Company at the 2015 Annual Meeting. The Board is currently composed of seven directors whose terms expire at the 2015 Annual Meeting. On March 31, 2015, the Company announced that, effective upon the election of directors at the 2015 Annual Meeting, the Board will be expanded to consist of nine directors. All nine of the director seats are up for election at the 2015 Annual Meeting. If our seven Nominees are elected to the Board, they will replace at least two of the following four incumbent directors: Randy Carson, Thomas A. Danjczek, Joel L. Hawthorne and Mary Catherine Morris.5

The Nominees, if elected at the 2015 Annual Meeting, would hold office until the 2016 annual meeting of Stockholders or until their respective successors have been duly elected and qualified. Each of the Nominees has consented to being named as a Nominee in this Proxy Statement and, if elected, to serving as a director of the Company.

The corporate governance guidelines of the Company, which are available on the Company’s website at http://www.graftech.com/getdoc/6b8a3b4d-967c-4bdd-ab04-ea0011de0c91/GRAFTECH-INTERNATIONAL-LTD-Corp-Gov-Guide.aspx, provide that determinations of independence shall be made in accordance with the criteria for independence required by the NYSE. Based on the information furnished by the Nominees, Save GrafTech believes each of the Nominees is independent under such standards and Save GrafTech has no knowledge of any facts that would prevent the determination that each of the Nominees is independent under such standards.

In addition, each of the Nominees understands that, if elected as a director of the Company, each Nominee would have an obligation to act in the best interests of the Company and the Stockholders in accordance with his or her duties as a director.

[5]	Ms. Morris was not included as a director nominee in the Company’s proxy statement and thus will not, after giving effect to the results of the 2015 Annual Meeting, serve as a director on the newly constituted Board.

We are seeking replacement of a majority of the Board with independent directors. If all of the Nominees are elected, the Nominees will constitute a majority of the Board and would alone be able to adopt resolutions or otherwise cause the Board to act. If less than five of the Nominees are elected, such Nominees will be a minority of the Board and will not alone be able to adopt resolutions, as is currently the case with respect to Nathan Milikowsky, Karen Finerman and David R. Jardini. By utilizing their respective experiences and working constructively with management, Save GrafTech believes the Nominees can effect positive change at the Company.

As disclosed in the Company’s proxy statement, an event of default would occur under the Company’s senior secured credit facility if a majority of the Board elected at the 2015 Annual Meeting consists of the Nominees. The current Board, however, has the power to take action, in advance of the 2015 Annual Meeting and prior to the occurrence of an event of default, to ensure that regardless of which nominees are elected as directors at the 2015 Annual Meeting an event of default will not occur, by (a) nominating the Nominees, (b) amending the senior secured credit facility or (c) prospectively seeking a waiver under the senior secured credit facility. According to the Company’s proxy statement, the Company does not expect there to be a material amount of indebtedness under the senior secured facility at the time of the 2015 Annual Meeting and the Company would, upon the occurrence of an event of default, seek a waiver of any such event of default. The Second Amendment and Restated Agreement governing the Company’s senior secured credit facility is publicly available and is filed as Exhibit 10.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on March 3, 2015; the description of such credit facility in this Proxy Statement is qualified in its entirety by reference to such 8-K and the exhibits thereto, which are incorporated by reference herein.

As disclosed in the Company’s proxy statement, under the Indenture governing the Company’s outstanding senior notes (the “Indenture”), a change of control repurchase event would occur thereunder if (a) a majority of the Board elected at the 2015 Annual Meeting consists of the Nominees (other than Nathan Milikowsky who was a director on the closing date of the Indenture) and (b) on or within sixty days after such change in a majority of the Board, a ratings downgrade occurs (a ratings downgrade is deemed to have occurred (1) if the notes are rated by Standard & Poor’s and Moody’s Investors Service, Inc. rating agencies as investment grade, both such rating agencies downgrade the notes below investment grade, or (2) if the notes issued thereunder are rated below investment grade by at least one such rating agency, both such rating agencies downgrade the notes by one or more gradations (including gradations within rating categories, as well as between rating categories) and the notes are then rated below investment grade by both such rating agencies), unless the current Board approves the Nominees (which it has the ability to do without nominating the Nominees for election to the Board even while publicly opposing their election to the Board). Upon the occurrence of a change of control repurchase event under the Indenture, the Company is required to offer to repurchase its outstanding notes. The current Board has the power to take action, in advance of the 2015 Annual Meeting and prior to the potential occurrence of a change of control repurchase event, to ensure that regardless of which nominees are elected as directors at the 2015 Annual Meeting a change of control repurchase event will not occur, by approving the Nominees (which it has the ability to do without nominating such Nominees for election to the Board and while publicly opposing their election to the Board). The Indenture governing the Company’s outstanding senior notes is publicly available and is filed as Exhibit 4.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on November 20, 2012; the description of such Indenture in this Proxy Statement is qualified in its entirety by reference to such 8-K and the exhibits thereto, which are incorporated by reference herein.

Save GrafTech urges the current Board to take the requisite actions prior to the 2015 Annual Meeting to prevent the occurrence of an event of default under the senior secured credit facility and a change of control repurchase event under the Indenture.

The Board is currently composed of seven directors whose terms expire at the 2015 Annual Meeting. On March 31, 2015, the Company announced that, effective upon the election of directors at the 2015 Annual Meeting, the Board will be expanded to consist of nine directors. All nine of the director seats are up for election at the 2015 Annual Meeting. Save GrafTech reserves the right to nominate two additional persons, or, to the extent that the Company proposes to put up for election more than nine nominees at the 2015 Annual Meeting, an equal number of additional persons, which Save GrafTech believes would be an available remedy under Delaware law in response to any attempt by the Company to interfere with the voting rights of the Stockholders. Additional nominations made pursuant to the foregoing are without prejudice to the position of Save GrafTech that any attempt to change the size of the Board or disqualify any of the Nominees through Bylaw amendments or otherwise would constitute unlawful manipulation of the Company’s corporate machinery. Save GrafTech reserves the right to challenge any action by the Company that has, or if consummated would have, the effect of disqualifying any Nominee.

Save GrafTech is nominating the seven Nominees identified in the Proxy Statement. We are seeking authority to, and intend to, vote for these seven Nominees, who will fill seven of the nine director positions subject to election at the 2015 Annual Meeting. We are also seeking authority to, and intend to, withhold votes from the seven Company Nominees. We are not seeking authority to vote for and will not exercise any such authority to vote for any other person nominated by the Company. There is no assurance that any of the candidates nominated by the Company will serve as directors if some or all of our Nominees are elected.

In the event that Save GrafTech substitutes a nominee or proposes an additional nominee, Save GrafTech will file and deliver supplemental proxy materials, including a revised proxy card, disclosing the information relating to any such substitute nominee or additional nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Exchange Act. Only in such case will the shares of Common Stock represented by the enclosed BLUE proxy card be voted for substitute nominees or additional nominees.

Information Regarding the Nominees

Information pertaining to the Nominees, including the name, age, present principal occupation, business address and business experience for the past ten years and certain other information is set forth in the question and answer section of this Proxy Statement under the section entitled “Who are the Nominees?”, which we urge you to read. This information has been furnished to Save GrafTech by the Nominees. Other than as disclosed in this Proxy Statement, there is no arrangement or understanding between any of the Nominees and any other person(s) pursuant to which any such Nominee was or is to be selected as a director or nominee of the Company.

You should refer to the Company’s proxy statement, when available, for the names, background, qualifications and other information concerning the Company Nominees.

Arrangements between Save GrafTech and the Nominees

In consideration of the substantial time and effort that the nomination and election process will require of each Nominee, Nathan Milikowsky and NM GTI, on the one hand, and each Nominee (other than Nathan Milikowsky) on the other hand, have entered into an agreement, substantially in the form attached hereto as Annex B (the “Prospective Nominee Agreements”). Pursuant to these agreements, Nathan Milikowsky and NM GTI will:

(i)	Subject to limited exceptions and to the extent permitted by applicable law, indemnify and hold each Nominee harmless from and against all losses, claims, damages, liabilities and expenses (including, without limitation, attorneys’ fees) incurred by such Nominee in connection with the nomination and election process, including such person’s participation in the proxy solicitation described in this Proxy Statement;

(ii)	Reimburse each Nominee for reasonable out of pocket expenses arising from or in connection with the nomination and election process, including such person’s participation in the proxy solicitation described in this Proxy Statement; and

(iii)	Provide each Nominee, other than Karen Finerman and David R. Jardini, with a one-time payment as consideration for the substantial time and effort required of them as a Nominee.

The above description of the terms and conditions of the Prospective Nominee Agreements is qualified in its entirety by reference to the form of Prospective Nominee Agreement, which is attached as Annex B to this Proxy Statement and incorporated herein by reference. We urge you to read the full form of the Prospective Nominee Agreement, which includes the detailed terms, conditions and definitions applicable to the arrangements described above.

The Nominees’ Plan to Improve the Company

Save GrafTech and the Nominees have identified a concrete and specific plan to address the Company’s underperformance. As part of this plan, Save GrafTech has identified five areas of change that Save GrafTech believes will help the Company turn around lagging performance under the current Board and management: (1) replacing the current CEO with an accountable and proven leader to fix the corporate culture and bring an entrepreneurial mentality to management, (2) increasing market share by redefining the Company’s commercial strategy to recognize the commodity nature of high-quality electrodes, including by negotiating prices with customers in a manner to regain market share, (3) streamlining organizational structure by implementing organizational principles that are modeled on the organizational structure of minimill steel producers including (i) a single-minded focus on premier product quality, (ii) a flat organizational structure that emphasizes decentralized authority and initiative, thereby empowering those employees closest to customers and production, (ii) a relentless concentration on decreasing costs by improving efficiency and productivity, (iii) transparent, effective communication and leadership between senior management and those closest to customers and production, and (iv) a focus on customer relationships, (4) analyzing the synergies between the industrial materials and engineered solutions businesses and evaluating all opportunities available to engineered solutions and (5) improving the corporate governance practices of the Board by installing directors with extensive knowledge of, and qualifications with respect to, finance, operations, the industry in which the Company operates, distressed and special situations and management of a public company. Further details on this plan will be available at http://www.savegraftech.com and in a presentation that will be filed with the Securities and Exchange Commission.

Compensation of the Company’s Directors

If elected to the Board, except as set forth above or in Annex B, the Nominees will not receive any compensation from Save GrafTech to serve as nominees for election and, if elected, as a director of the Company. They will, however, receive whatever compensation the Board has established for non-employee directors of the Company unless and until the Board determines to change such compensation.

The following discussion summarizes the Company’s compensation and indemnification of directors based solely on the Company’s amended preliminary proxy statement filed on April 13, 2015 and is qualified in its entirety by reference to such proxy statement, which is incorporated herein by reference.

In 2014, each individual then serving as a non-employee director received compensation for rendering services as a director of the Company. In 2014, Randy W. Carson received $123,125 in cash fees and $120,908 in awards of the Company’s Common Stock, for a total of $223,033 in compensation. As of December 31, 2014, Mr. Carson’s outstanding stock awards consisted of 37,333 shares and 5,000 option awards. In 2014, Thomas A. Danjczek received $65,250 in cash fees and $90,000 in awards of the Company’s Common Stock, for a total of $155,250 in compensation. As of December 31, 2014, Mr. Danjczek’s outstanding stock awards consisted of 2,127 shares and 10,000 option awards. In 2014, Mary B. Cranston received $75,500 in cash fees and $30,908 in awards of the Company’s Common Stock, for a total of $106,408 in compensation. In 2014, Harold E. Layman received $44,500 in cash fees and $80,000 in awards of the Company’s Common Stock, for a total of $124,500 in compensation. In 2014, Ferrell P. McClean received $78,408 in awards of the Company’s Common Stock. In 2014, Steven R. Shawley received $16,500 in cash fees and $80,408 in awards of the Company’s Common Stock, for a total of $96,908 in compensation. As of December 31, 2014, Mr. Shawley’s outstanding stock awards consisted of 5,000 option awards. In 2014, Nathan Milikowsky received $59,625 in cash fees and $90,000 in awards of the Company’s Common Stock, for a total of $149,625 in compensation. As of December 31, 2014, Mr. Milikowsky’s outstanding stock awards consisted of 2,127 shares and 15,000 option awards. In 2014, Karen Finerman received $50,250 in cash fees and $90,000 in awards of the Company’s Common Stock, for a total of $140,250 in compensation. As of December 31, 2014, Ms. Finerman’s outstanding stock awards consisted of 2,127 shares and 10,000 option awards. In 2014, David R. Jardini received $54,000 in cash fees and $90,000 in awards of the Company’s Common Stock, for a total of $144,000 in compensation. As of December 31, 2014, Mr. Jardini’s outstanding stock awards consisted of 2,127 shares and 10,000 option awards. Employee directors did not receive compensation for services rendered as directors.

The Company maintains, at its expense, a policy of insurance which insures its directors and officers. The Bylaws contain provisions that provide for indemnification of directors, to the fullest extent permitted by law. The Company’s Amended and Restated Certificate of Incorporation contains provisions eliminating the personal liability of a director to the Company or its Stockholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions. It is anticipated that the Company’s definitive proxy statement will include additional information with respect to director compensation.

Nathan Milikowsky, Karen Finerman and David R. Jardini are the only participants who currently serve as directors of the Company. Other than compensation paid to Nathan Milikowsky, Karen Finerman and David R. Jardini for their service as directors of the Company (which, as explained below under the heading “Incorporation by Reference,” we expect will be set forth in the Company’s proxy statement), none of the Nominees, or any associate of any Nominee, has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans or other compensation, from, or in respect of, services rendered on behalf of the Company, that is required to be disclosed pursuant to Item 402 of Regulation SK promulgated under the Securities Act of 1933, as amended (“Regulation S-K”) or is otherwise subject to any arrangement described in Item 402 of Regulation S-K.

Other than Mr. Milikowsky, Ms. Finerman and Mr. Jardini, none of the Nominees has held any position or office with the Company and no occupation or employment with which the Nominees have been involved during the past five years was carried on with the Company or any corporation or organization that is a parent, subsidiary or other affiliate of the Company. Mr. Milikowsky and Mr. Jardini were executives of C/G and Mr. Milikowsky was an executive of Seadrift, each of which was acquired by the Company in 2010. Nathan Milikowsky has been a director of the Company, the Chair of the Nominating and Governance Committee and a member of the Organization, Compensation and Pension Committee since May of 2014. Mr. Milikowsky previously served as a director of the Company from 2010 to 2013 and a member of the Audit Committee from 2011 to 2013. Karen Finerman has served as a director of the Company and a member of the Nominating and Governance Committee since May of 2014. David R. Jardini has served as a director of the Company and a member of the Audit and Finance Committee since May of 2014.

Interests of the Nominees

We expect that each of the Nominees, if elected, will be (i) entitled to receive compensation customarily paid by the Company to its non-employee directors; (ii) indemnified for service as a director of the Company to the same extent indemnification is provided to the current directors of the Company; and (iii) covered by the Company’s director and officer liability insurance.

Each Nominee may be deemed to have an interest in his or her nomination for election to the Board by virtue of compensation such Nominee will receive from the Company as a director, if elected to the Board, and as described elsewhere in this Proxy Statement.

Information as to any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2015 Annual Meeting with respect to the Nominees is set forth herein. In addition to 6,521,2286 shares of Common Stock owned beneficially by Nathan Milikowsky, of which 11,795 shares of Common Stock are owned of record by Nathan Milikowsky, several other Nominees beneficially own securities of the Company.

[6]	The number of shares of Common Stock beneficially owned by Nathan Milikowsky is 4.7% of the total number of shares of Common Stock outstanding as of January 31, 2015. Of the shares of Common Stock beneficially owned by Nathan Milikowsky, Nathan Milikowsky is deemed to have sole voting and investment power with respect to 6,373,868 shares and shared voting and investment power with respect to 147,360 shares under Section 13(d) of the Exchange Act. The number of shares beneficially owned by Nathan Milikowsky include 5,000 stock options which allow Nathan Milikowsky to acquire 5,000 shares of Common Stock of the Company at a price of $19.89, all of which have vested and may be exercised by Nathan Milikowsky, and 10,000 stock options that will become exercisable on June 5, 2015 and will allow Nathan Milikowsky to acquire 10,000 shares of Common Stock of the Company at a price of $10.58. In addition, the number of shares beneficially owned by Nathan Milikowsky does not include any shares of Common Stock beneficially owned by Daniel Milikowsky, Nathan Milikowsky’s brother, or Rebecca Milikowsky, Nathan Milikowsky’s wife. Further information with respect to the stock options referred to in this footnote is included in the Form 4, which is incorporated by reference herein.

Karen Finerman beneficially owns 302,5147 shares of Common Stock. MCA Inc. serves as the general partner of MCA IV, the general partner and investment manager of MCA LP, which owns 74,400 shares of Common Stock. Karen Finerman, MCA Inc. and MCA IV each beneficially owns the shares of Common Stock owned by MCA LP. KJA serves as the general partner of MCP II, which serves as the investment manager of MCA Select Fund, which owns 77,300 shares of Common Stock. Karen Finerman is the managing member of MC Select, which serves as the general partner of MCA Select Fund. Karen Finerman, KJA, MCP II and MC Select each beneficially owns the shares of Common Stock owned by MCA Select Fund. KJA serves as the general partner of MCP II, which serves as the investment manager of DBX, MCA Long and Wolverine Trading, which own 47,000, 4,180 and 23,600 shares of Common Stock, respectively. Karen Finerman, KJA and MCP II each beneficially owns the shares of Common Stock owned by each of DBX, MCA Long and Wolverine Trading. MC III serves as the general partner of MCP III, which serves as the investment manager of MCA Ltd., which owns 35,027 shares of Common Stock. Karen Finerman, MC III and MCP III each beneficially owns the shares of Common Stock owned by MCA Ltd. Each of MCA Inc., KJA, MC Select and MC III are majority-owned and controlled by Karen Finerman, who therefore is in a position to determine the investment and voting decisions of each of MCA LP, MCA Select Fund, DBX, MCA Long, Wolverine Trading and MCA Ltd. Ms. Finerman expressly disclaims beneficial ownership of the shares beneficially owned by MCA Inc., MCA IV, KJA, MCP II, MC Select, MC III and MCP III except to the extent of her pecuniary interest therein, and the inclusion of these shares herein shall not be deemed an admission of beneficial ownership of all the reported shares for any purpose.

David R. Jardini beneficially owns 81,0078 shares of Common Stock. Of the 81,007 shares of Common Stock, the David R. Jardini 2010 Qualified Annuity Trust Agreement, of which David R. Jardini is the Trustee, beneficially owns 62,500 shares of Common Stock. David R. Jardini beneficially owns the shares of Common Stock owned by the David R. Jardini 2010 Qualified Annuity Trust Agreement. Mr. Jardini’s wife, children and heirs are the beneficiaries of the David R. Jardini 2010 Qualified Annuity Trust Agreement.

Michael Christodolou beneficially owns 20,000 shares of Common Stock.9

Other than as set forth in this Proxy Statement, none of the Nominees has any personal ownership interest, direct or indirect, in any securities of the Company. Other than as described in this Proxy Statement, none of the persons listed on Annex A of this Proxy Statement, including any Nominee or any associate of the foregoing persons has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2015 Annual Meeting. In addition, NM C/G Note LLC holds Promissory Notes (as defined below in the section

[7]	The number of shares of Common Stock beneficially owned by Karen Finerman is less than 1% of the total number of shares of Common Stock outstanding as of January 31, 2015. Karen Finerman is deemed to have sole voting and investment power with respect to all shares she beneficially owns under Section 13(d) of the Exchange Act. The number of shares beneficially owned by Karen Finerman includes 10,000 stock options that will become exercisable on June 5, 2015 and will allow Karen Finerman to acquire 10,000 shares of Common Stock of the Company at a price of $10.58. Further information with respect to the stock options referred to in this footnote is included in the Finerman Form 4, which is incorporated by reference herein.
[8]	The number of shares of Common Stock beneficially owned by David R. Jardini is less than 1% of the total number of shares of Common Stock outstanding as of January 31, 2015. David R. Jardini is deemed to have sole voting and investment power with respect to all shares he beneficially owns under Section 13(d) of the Exchange Act. The number of shares beneficially owned by David R. Jardini includes 10,000 stock options that will become exercisable on June 5, 2015 and will allow David R. Jardini to acquire 10,000 shares of Common Stock of the Company at a price of $10.58. Further information with respect to the stock options referred to in this footnote is included in the Jardini Form 4, which is incorporated by reference herein.
[9]	The number of shares of Common Stock beneficially owned by Michael Christodolou is less than 1% of the total number of shares of Common Stock outstanding as of January 31, 2015. Michael Christodolou is deemed to have sole voting and investment power with respect to all shares he beneficially owns under Section 13(d) of the Exchange Act.

“Certain Relationships with the Company” under the heading “Summary of Promissory Notes”) with an aggregate principal amount of approximately $33 million; NM Seadrift Note LLC holds Promissory Notes with an aggregate principal amount of approximately $19 million; Seadrift Coke LLC holds Promissory Notes with an aggregate principal amount of approximately $1.2 million; NMDM Investments LLC holds Promissory Notes with an aggregate principal amount of approximately $1.3 million; RNM Foundation holds Promissory Notes with an aggregate principal amount of approximately $.5 million; Daniel Milikowsky holds Promissory Notes with an aggregate principal amount of approximately $3.7 million; DM Family Holdings LLC holds Promissory Notes with an aggregate principal amount of approximately $67.6 million; DSM Foundation holds Promissory Notes with an aggregate principal amount of approximately $.5 million; David R. Jardini holds Promissory Notes with an aggregate principal amount of approximately $4.2 million; and the David R. Jardini 2010 Qualified Annuity Trust Agreement, of which David R. Jardini is the Trustee, holds Promissory Notes with an aggregate principal amount of approximately $2.3 million. The entire aggregate principal amount of such promissory notes is currently outstanding. The issuance of such notes was described in the Company’s Form 8-K filed with the Securities and Exchange Commission on November 30, 2010. A summary of the material terms of the Promissory Notes can be found below in the section “Certain Relationships with the Company” under the heading “Summary of Promissory Notes.”

Nathan Milikowsky, Daniel Milikowsky, RNM Foundation, DSM Foundation, NMDM Investments LLC, Rebecca Milikowsky, Brina Milikowsky, Shira Milikowsky, DM Family Holdings, LLC and Seadrift Coke LLC are each party to a registration rights and stockholders’ agreement with the Company (the “Stockholders’ Agreement”), which is publicly available and is filed as Exhibit 10.2.0 to the Company’s Form 8-K filed with the Securities and Exchange Commission on November 30, 2010. A summary of the material terms of the Stockholders’ Agreement can be found below in the section “Certain Relationships with the Company” under the heading “Summary of the Stockholders’ Agreement.”

The Nominees have furnished the additional information with respect to themselves located on Annex A to this Proxy Statement.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF NATHAN MILIKOWSKY, KAREN FINERMAN, DAVID R. JARDINI, ALAN CARR, FREDERIC BRACE, FIONA SCOTT MORTON AND MICHAEL CHRISTODOLOU, AND TO “WITHHOLD” VOTES FROM THE SEVEN COMPANY NOMINEES, BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT OR BY USING THE BLUE PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. IF YOU HAVE SIGNED THE BLUE PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES OF COMMON STOCK REPRESENTED BY THE BLUE PROXY CARD “FOR” THE ELECTION OF NATHAN MILIKOWSKY, KAREN FINERMAN, DAVID R. JARDINI, ALAN CARR, FREDERIC BRACE, FIONA SCOTT MORTON AND MICHAEL CHRISTODOLOU AND TO “WITHHOLD” VOTES FROM EACH OF THE SEVEN COMPANY NOMINEES.

Please do not return any WHITE proxy card you may receive from the Company or otherwise authorize a proxy to vote your shares of Common Stock for the Company Nominees. If you have already submitted a WHITE proxy card that may have been sent to you by the Company or otherwise authorized a proxy to vote your shares of Common Stock for the Company’s nominees, it is not too late to change your vote. To revoke your prior proxy and change your vote, simply mark, sign, date and return the enclosed BLUE proxy card in the postage-paid envelope provided to you by us or follow the instructions located on the BLUE proxy card to vote by telephone or Internet. Only your latest dated proxy will be counted.

PROPOSAL NO. 2: NON-BINDING ADVISORY VOTE ON EXECUTIVE COMPENSATION

We will follow your direction on how to vote your shares on the Company’s proposal for the Stockholders to approve, on an advisory basis, the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement. Please refer to the Company’s proxy statement for a discussion of such proposal.

Save GrafTech intends to vote, and recommends that you vote, “AGAINST” this proposal. If you do not indicate how you wish to vote your shares, Save GrafTech will vote them “AGAINST” this proposal.

PROPOSAL NO. 3: APPROVAL OF AMENDMENTS TO THE 2005 EQUITY INCENTIVE PLAN AND THE MATERIAL TERMS OF THE PERFORMANCE GOALS THEREUNDER

We will follow your direction on how to vote your shares on the Company’s proposal to approve amendments to the 2005 Equity Incentive Plan and the material terms of the performance goals thereunder, as disclosed in the Company’s proxy statement. Please refer to the Company’s proxy statement for a discussion of such proposal.

Save GrafTech intends to vote, and recommends that you vote, “FOR” this proposal. If you do not indicate how you wish to vote your shares, Save GrafTech will vote them “FOR” this proposal.

PROPOSAL NO. 4: RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We will follow your direction on how to vote your shares on the Company’s proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the current fiscal year ending December 31, 2015, as disclosed in the Company’s proxy statement. Please refer to the Company’s proxy statement for a discussion of such proposal.

Save GrafTech intends to vote, and recommends that you vote, “FOR” this proposal. If you do not indicate how you wish to vote your shares, Save GrafTech will vote them “FOR” this proposal.

PROPOSAL NO. 5: SAVE GRAFTECH’S PROPOSAL TO ADOPT A RESOLUTION TO REPEAL CERTAIN PROVISIONS OF OR AMENDMENTS TO THE BYLAWS

Save GrafTech has proposed, pursuant to Article I, Section 8(a) of the Bylaws, to repeal any provision of or amendment to the Bylaws that was adopted between September 30, 2012 (which is the date of the last publicly disclosed amendment to the Bylaws) and the effective date of the resolution (which is the date of the 2015 Annual Meeting). Save GrafTech is not aware of any such provision of the Bylaws that has become effective, but it is possible that, prior to the adoption of this resolution, such a proposal could be disclosed and/or become effective.

Through this proposal, Save GrafTech is only seeking a one-time repeal of such new or amended bylaws that go into effect, or are proposed, between and including September 30, 2012 and the effective date of the resolution, which is the day of the 2015 Annual Meeting, which is scheduled for May 29, 2015. No provisions of or amendment to the Bylaws made or proposed after the date of the 2015 Annual Meeting will be repealed by the passage of this resolution.

This Proposal No. 5 is separate from Proposal No. 1 and is not conditioned on the election of some or all of the Nominees.

Pursuant to Article X of the Bylaws, the Bylaws may be amended or repealed only as provided in the Company’s Amended and Restated Certificate of Incorporation. According to Article Ninth of the Company’s Amended and Restated Certificate of Incorporation, all or any part of the Bylaws may be amended by the Stockholders upon (but only upon) the affirmative vote of holders of at least 67% of the voting power of all shares of capital stock of the Company then outstanding entitled to vote generally for the election of directors.

Save GrafTech believes that it is in the best interests of the Company and its Stockholders that the Bylaws not be further amended after September 30, 2012 (which is the date of the last publicly disclosed amendment to the Bylaws as of the date of this Proxy Statement) and prior to or on the date of the 2015 Annual Meeting. Because the Board has the ability to make amendments to the Bylaws without obtaining stockholder approval and some or all of those amendments may not be in the best interests of the stockholders, Proposal No. 5 seeks to adopt a resolution to repeal all provisions of the Bylaws, if any, adopted between September 30, 2012 and the date of the 2015 Annual Meeting.

To the extent that Stockholders support a provision or amendment to the Bylaws unilaterally approved by the Board and that is repealed as a result of this resolution, adoption of this resolution would countermine the will of such Stockholders.

Proposal No. 5 provides for the adoption of the resolution in the following form:

RESOLVED, that any provision of the Bylaws of GrafTech International Ltd. as of the date of effectiveness of this resolution that was not included in the Bylaws as amended effective September 30, 2012 (as publicly filed with the Securities and Exchange Commission on October 4, 2012), be and hereby is repealed.

WE STRONGLY URGE YOU TO VOTE “FOR” AND USE THE BLUE PROXY CARD TO AUTHORIZE A PROXY TO VOTE “FOR” THE RESOLUTION TO REPEAL ANY PROVISION OF THE BYLAWS AS OF THE DATE OF EFFECTIVENESS OF THE RESOLUTION THAT WAS NOT INCLUDED IN THE BYLAWS AS AMENDED EFFECTIVE SEPTEMBER 30, 2012 (WHICH IS THE DATE OF THE LAST PUBLICLY DISCLOSED AMENDMENT TO THE BYLAWS).

PROPOSAL NO. 6: REIMBURSEMENT OF NATHAN MILIKOWSKY’S EXPENSES RELATED TO THE 2014 PROXY CONTEST

We will follow your direction on how to vote your shares on the Company’s proposal for the reimbursement of Nathan Milikowsky’s expenses related to the 2014 proxy contest, as disclosed in the Company’s proxy statement. Please refer to the Company’s proxy statement for a discussion of such proposal. Save GrafTech believes that the election of Nathan Milikowsky, Karen Finerman and David R. Jardini as directors at the 2014 Annual Meeting was in the best interest of the Company and its stockholders and therefore that the expenses incurred by Nathan Milikowsky in connection with soliciting proxies for their election were in furtherance of the Company and its Stockholder’s best interests. Save GrafTech also submits that its expenses incurred in connection with the 2014 proxy contest were customary and reasonable for a contested election. Save GrafTech retained reputable legal, financial, proxy solicitation and communications advisors that implemented an effective and efficient solicitation strategy. Save GrafTech notes that it offered the Company numerous opportunities to settle prior to the 2014 Annual Meeting. On March 18, 2014, nearly two months before the 2014 Annual Meeting, Save GrafTech proposed a settlement under which it would nominate a minority slate of four directors to an expanded nine-member Board - a Board composition where Save GrafTech nominees constituted one director less than a majority of the Board, which is substantially similar to the composition that the Stockholders ultimately voted for at the 2014 Annual Meeting. In the time between Save Graftech’s settlement offer and the 2014 Annual Meeting both Save GrafTech and the Company incurred considerable additional expenses in connection with the 2014 proxy contest. Lastly, in the 2014 Milikowsky Proxy Statement, Save GrafTech disclosed its intention to seek reimbursement of its expenses related to the 2014 proxy contest if one or more of Mr. Milikowsky’s nominees were elected, and the Stockholders elected all three of Mr. Milikowsky’s nominees in light of this disclosure.

Save GrafTech intends to vote, and recommends that you vote, “FOR” this proposal. If you do not indicate how you wish to vote your shares Save GrafTech will vote them “FOR” this proposal.

NO APPRAISAL OR DISSENTER’S RIGHTS

Stockholders will not have rights of appraisal or similar dissenter’s rights with respect to any matters identified in this Proxy Statement to be acted upon at the 2015 Annual Meeting.

SOLICITATION OF PROXIES

Proxies may be solicited by mail, facsimile, telephone, telegraph, electronic mail, in person and by advertisements. Solicitations may also be made by certain of the respective directors, officers, members and employees of Save GrafTech, none of whom will, except as described in Annex A attached hereto or elsewhere in this Proxy Statement, receive additional compensation for such solicitation. The Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as nominees.

We have retained D.F. King & Co., Inc. for solicitation and advisory services in connection with solicitations relating to the 2015 Annual Meeting. D.F. King & Co., Inc. will receive a customary retainer and reimbursement of certain fees and expenses incurred in connection with the proxy solicitation for its services to Save GrafTech in connection with the solicitation. Save GrafTech estimates that the total cost of D.F. King & Co.’s proxy solicitation and advisory services for, in furtherance of, or in connection with the solicitation of Stockholders will be approximately $[•]. Save GrafTech has agreed to indemnify D.F. King & Co., Inc., in its capacity as solicitation agent, against certain liabilities, losses, damages and expenses arising out of or relating to the rendering of such services by D.F. King & Co., Inc. or related services requested by Nathan Milikowsky. D.F. King & Co., Inc. will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of Common Stock held as of the Record Date. Save GrafTech will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith. In addition, directors, officers, members and certain other employees of Save GrafTech and its affiliates may solicit proxies as part of their duties in the normal course of their employment without any additional compensation. It is anticipated that D.F. King & Co. will employ approximately 75 persons to solicit the Company’s Stockholders as part of this solicitation.

The entire expense of soliciting proxies for the 2015 Annual Meeting by Save GrafTech or on Save GrafTech’s behalf is being borne by Save GrafTech, provided that Save GrafTech intends to seek reimbursement for such expenses if all (or some) of the Nominees are elected as directors, without seeking further approval by the Company’s Stockholders. Save GrafTech estimates that the total expenditures for, in furtherance of, or in connection with the solicitation of Stockholders, including the cost of D.F. King & Co.’s proxy solicitation and advisory services, for the 2015 Annual Meeting by Save GrafTech or on Save GrafTech’s behalf will be $[•], of which approximately $[•] has been incurred as of the date hereof.

CERTAIN RELATIONSHIPS WITH THE COMPANY

As of March 19, 2015, Nathan Milikowsky is the direct record owner of 11,795 shares of Common Stock and beneficially owns 6,521,22810 shares of Common Stock. Of the 6,521,228 shares of Common Stock, RNM Foundation, of which Nathan Milikowsky is the Trustee, beneficially owns 147,360 shares of Common Stock. Nathan Milikowsky beneficially owns the shares of Common Stock owned by RNM Foundation. Rebecca Milikowsky, Nathan Milikowsky’s wife, beneficially owns 760,760 shares of Common Stock. Nathan Milikowsky disclaims beneficial ownership of such shares. Daniel Milikowsky beneficially owns 8,757,741 shares of Common Stock. Of the 8,757,741 shares of Common Stock, DM Family Holdings LLC, which is controlled by Daniel Milikowsky, beneficially owns 5,005,489 shares of Common Stock and DSM Foundation, of which Daniel Milikowsky is the President, beneficially owns 1,257,360 shares of Common Stock. Daniel Milikowsky beneficially owns the shares of Common Stock owned by DM Family Holdings LLC and DSM Foundation. Save GrafTech by virtue of being considered a “group” under the Exchange Act is deemed to beneficially own the shares owned by the other members of such “group.” Collectively, Save GrafTech beneficially owns 15,278,969, or approximately 11.1%, of the issued and outstanding shares of Common Stock as of January 31, 2015. In addition, NM C/G Note LLC holds Promissory Notes with an aggregate principal amount of approximately $33 million; NM Seadrift Note LLC holds Promissory Notes with an aggregate principal amount of approximately $19 million; Seadrift Coke LLC

[10]	The number of shares of Common Stock beneficially owned by Nathan Milikowsky is 4.7% of the total number of shares of Common Stock outstanding as of January 31, 2015. Of the shares of Common Stock beneficially owned by Nathan Milikowsky, Nathan Milikowsky is deemed to have sole voting and investment power with respect to 6,373,868 shares and shared voting and investment power with respect to 147,360 shares under Section 13(d) of the Exchange Act. The number of shares beneficially owned by Nathan Milikowsky include 5,000 stock options which allow Nathan Milikowsky to acquire 5,000 shares of Common Stock of the Company at a price of $19.89, all of which have vested and may be exercised by Nathan Milikowsky, and 10,000 stock options that will become exercisable on June 5, 2015 and will allow Nathan Milikowsky to acquire 10,000 shares of Common Stock of the Company at a price of $10.58. In addition, the number of shares beneficially owned by Nathan Milikowsky does not include any shares of Common Stock beneficially owned by Daniel Milikowsky, Nathan Milikowsky’s brother, or Rebecca Milikowsky, Nathan Milikowsky’s wife. Further information with respect to the stock options referred to in this footnote is included in the Form 4, which is incorporated by reference herein.

holds Promissory Notes with an aggregate principal amount of approximately $1.2 million; NMDM Investments LLC holds Promissory Notes with an aggregate principal amount of approximately $1.3 million; RNM Foundation holds Promissory Notes with an aggregate principal amount of approximately $.5 million; Daniel Milikowsky holds Promissory Notes with an aggregate principal amount of approximately $3.7 million; DM Family Holdings LLC holds Promissory Notes with an aggregate principal amount of approximately $67.6 million; DSM Foundation holds Promissory Notes with an aggregate principal amount of approximately $.5 million; David R. Jardini, a Nominee, holds Promissory Notes with an aggregate principal amount of approximately $4.2 million; and the David R. Jardini 2010 Qualified Annuity Trust Agreement, of which David R. Jardini is the Trustee, holds Promissory Notes with an aggregate principal amount of approximately $2.3 million. The entire aggregate principal amount of such promissory notes is currently outstanding. The issuance of such notes was described in the Company’s Form 8-K filed with the Securities and Exchange Commission on November 30, 2010.

The date of purchase and number of shares of Common Stock purchased is set forth in Annex A to this Proxy Statement. Other than as disclosed on Annex A, Save GrafTech and the Nominees have not purchased or sold any securities of the Company in the past two years.

Karen Finerman, a Nominee, beneficially owns 302,51411 shares of Common Stock. MCA Inc. serves as the general partner of MCA IV, the general partner and investment manager of MCA LP, which owns 74,400 shares of Common Stock. Karen Finerman, MCA Inc. and MCA IV each beneficially owns the shares of Common Stock owned by MCA LP. KJA serves as the general partner of MCP II, which serves as the investment manager of MCA Select Fund, which owns 77,300 shares of Common Stock. Karen Finerman is the managing member of MC Select, which serves as the general partner of MCA Select Fund. Karen Finerman, KJA, MCP II and MC Select each beneficially owns the shares of Common Stock owned by MCA Select Fund. KJA serves as the general partner of MCP II, which serves as the investment manager of DBX, MCA Long and Wolverine Trading, which own 47,000, 4,180 and 23,600 shares of Common Stock, respectively. Karen Finerman, KJA and MCP II each beneficially owns the shares of Common Stock owned by each of DBX, MCA Long and Wolverine Trading. MC III serves as the general partner of MCP III, which serves as the investment manager of MCA Ltd., which owns 35,027 shares of Common Stock. Karen Finerman, MC III and MCP III each beneficially owns the shares of Common Stock owned by MCA Ltd. Each of MCA Inc., KJA, MC Select and MC III are majority-owned and controlled by Karen Finerman, who therefore is in a position to determine the investment and voting decisions of each of MCA LP, MCA Select Fund, DBX, MCA Long, Wolverine Trading and MCA Ltd. Ms. Finerman expressly disclaims beneficial ownership of the shares beneficially owned by MCA Inc., MCA IV, KJA, MCP II, MC Select, MC III and MCP III except to the extent of her pecuniary interest therein, and the inclusion of these shares herein shall not be deemed an admission of beneficial ownership of all the reported shares for any purpose.

David R. Jardini, a Nominee, beneficially owns 81,00712 shares of Common Stock. Of the 81,007 shares of Common Stock, the David R. Jardini 2010 Qualified Annuity Trust Agreement, of which David R. Jardini is the Trustee, beneficially owns 62,500 shares of Common Stock. David R. Jardini beneficially owns the shares of Common Stock owned by the David R. Jardini 2010 Qualified Annuity Trust Agreement. Mr. Jardini’s wife, children and heirs are the beneficiaries of the David R. Jardini 2010 Qualified Annuity Trust Agreement.

[11]	The number of shares of Common Stock beneficially owned by Karen Finerman is less than 1% of the total number of shares of Common Stock outstanding as of January 31, 2015. Karen Finerman is deemed to have sole voting and investment power with respect to all shares she beneficially owns under Section 13(d) of the Exchange Act. The number of shares beneficially owned by Karen Finerman includes 10,000 stock options that will become exercisable on June 5, 2015 and will allow Karen Finerman to acquire 10,000 shares of Common Stock of the Company at a price of $10.58. Further information with respect to the stock options referred to in this footnote is included in the Finerman Form 4, which is incorporated by reference herein.
[12]	The number of shares of Common Stock beneficially owned by David R. Jardini is less than 1% of the total number of shares of Common Stock outstanding as of January 31, 2015. David R. Jardini is deemed to have sole voting and investment power with respect to all shares he beneficially owns under Section 13(d) of the Exchange Act. The number of shares beneficially owned by David R. Jardini includes 10,000 stock options that will become exercisable on June 5, 2015 and will allow David R. Jardini to acquire 10,000 shares of Common Stock of the Company at a price of $10.58. Further information with respect to the stock options referred to in this footnote is included in the Jardini Form 4, which is incorporated by reference herein.

Michael Christodolou, a Nominee, beneficially owns 20,000 shares of Common Stock.13 As of the date hereof, no part of the purchase price or market value of any of the shares of Common Stock held by Nathan Milikowsky, Karen Finerman, David R. Jardini or Michael Christodolou is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such Common Stock.

Other than as set forth in this Proxy Statement or on Annex A hereto, after reasonable inquiry, none of the members of Save GrafTech, or the persons listed on Annex A of this Proxy Statement, including the Nominees, or any of their respective associates or majority-owned subsidiaries, is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any of the Company’s securities including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Other than as set forth in this Proxy Statement or on Annex A hereto, after reasonable inquiry, none of the members of Save GrafTech, or the persons listed on Annex A of this Proxy Statement, including the Nominees, nor any of their respective associates or majority-owned subsidiaries, (i) beneficially owns, directly or indirectly, or has the right to acquire, any securities of the Company or has purchased or sold any securities of the Company during the past two years; (ii) beneficially owns, directly or indirectly, or has the right to acquire, any securities of any parent or subsidiary of the Company or has purchased or sold any securities of any parent or subsidiary of the Company during the past two years; or (iii) owns any securities of the Company of record but not beneficially.

Other than as set forth in this Proxy Statement or on Annex A hereto, (i) there have been no contracts, negotiations or transactions within the past two years, between the members of Save GrafTech, or the persons listed on Annex A of this Proxy Statement, including the Nominees, or any of their respective associates or majority-owned subsidiaries, concerning any merger, consolidation, acquisition, tender offer, election of the Company’s directors or the sale of a material amount of the Company’s assets; (ii) none of the members of Save GrafTech, or the persons listed on Annex A of this Proxy Statement, including the Nominees, or any of their respective associates or majority-owned subsidiaries, have any other arrangement or understanding with any person with respect to any future employment by the Company or its affiliates or any future transactions to which the Company or any of its affiliates will or may be a party; and (iii) none of the members of Save GrafTech, or the persons listed on Annex A of this Proxy Statement, including the Nominees, or any of their respective associates, has had or will have a direct or indirect material interest in any transaction since the beginning of the Company’s last fiscal year or any currently proposed transactions in which the Company was or is to be a participant and the amount involved exceeds $120,000.

Other than as set forth in this Proxy Statement or on Annex A hereto, there are no material proceedings to which any Nominee, or any associate of any such Nominee is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no family relationships (as such term is defined in Item 401(d) of Regulation S-K) among any of the Nominees or between any of the Nominees and any director or executive officer of the Company or any person nominated or chosen by the Company to become a director or executive officer.

None of the Nominees is a current or former officer of the Company and none of the Nominees was an employee of the Company during fiscal year 2014.

Save GrafTech anticipates that the Company’s definitive proxy statement and annual report will contain certain information and disclosure required by applicable law as well as other information and disclosure including, among other things, securities of the Company held by the Company’s directors, nominees, management and 5% Stockholders, certain biographical information on the Company’s directors and executive officers, information concerning all matters requiring the approval of Stockholders, including the election of directors, information

[13]	The number of shares of Common Stock beneficially owned by Michael Christodolou is less than 1% of the total number of shares of Common Stock outstanding as of January 31, 2015. Michael Christodolou is deemed to have sole voting and investment power with respect to all shares he beneficially owns under Section 13(d) of the Exchange Act.

concerning executive and director compensation (including compensation of those Nominees who currently serve on the Board), information concerning the Company’s procedures for nominating directors, information concerning the committees of the Board, other information concerning the Board and procedures for submitting proposals for inclusion in the Company’s proxy statement at the next annual meeting and information on how to obtain directions to be able to attend the 2015 Annual Meeting and vote in person. We also anticipate that the Company’s 2015 proxy statement will include information concerning the date by which proposals of Stockholders intended to be presented at the next annual meeting of Stockholders must be received by the Company for inclusion in the Company’s proxy statement and form of proxy for that meeting. The Stockholders should refer to the Company’s public filings in order to review this disclosure including the Company’s 2015 proxy statement, when available. Save GrafTech has no knowledge of, or responsibility for, the accuracy of the Company’s disclosures in its public filings or proxy materials.

Summary of Promissory Notes

The terms and conditions of the senior subordinated promissory notes held by NM C/G Note LLC, NM Seadrift Note LLC, Seadrift Coke LLC, NMDM Investments LLC, RNM Foundation, Daniel Milikowsky, DM Family Holdings LLC, DSM Foundation, David R. Jardini and the David R. Jardini 2010 Qualified Annuity Trust (the “Promissory Notes”) are substantially similar. Each Promissory Note matures on November 30, 2015. The Promissory Notes are non-interest bearing and are subordinated to senior debt of the Company and certain of its subsidiaries. The Company may redeem the Promissory Notes at any time, upon 30 days’ notice, at 100% of the principal amount of the Promissory Notes.

The Promissory Notes may be accelerated upon the occurrence of certain events of default, and the Promissory Notes will be automatically accelerated upon an insolvency event of default with respect to the Company or certain of its subsidiaries. The holders of a majority in outstanding principal amount of the Promissory Notes may accelerate the Promissory Notes upon the occurrence of the following events of default: (i) the failure of the Company or certain of its subsidiaries to comply with any term under the Promissory Notes for 30 days after written notice of default; (ii) the acceleration of senior debt of the Company or certain of its subsidiaries in excess of $50 million; or (iii) a change in control of the Company. The election of the Nominees would not constitute a change in control under the Promissory Notes.

The holders of a majority of the outstanding principal amount of the Promissory Notes have the sole right to waive any default and any such waiver is binding on all holders. No holder of a Promissory Note may institute against the Company, or join with or assist any person in instituting against the Company, any bankruptcy or similar action.

The terms and conditions of the Promissory Notes are described in the Company’s Form 8-K filed with the Securities and Exchange Commission on November 30, 2010. The description of the Promissory Notes herein is qualified in its entirety by reference to such Form 8-K and the exhibits thereto, which are incorporated by reference herein.

Summary of the Stockholders’ Agreement

The Stockholders’ Agreement contains lock-up and standstill provisions, transfer restrictions, director nomination rights and registrations rights with respect to the shares of Common Stock issued to the equity holders of Seadrift and C/G. We believe the standstill and lock-up restrictions are no longer in effect by their terms because the Company has materially failed to comply with the director nomination rights and six months have passed since any individual nominated pursuant to such director nomination rights has ceased to be a director of the Company.

The Stockholders’ Agreement is publicly available and is filed as Exhibit 10.2.0 to the Company’s Form 8-K filed with the Securities and Exchange Commission on November 30, 2010. The description of the Stockholders’ Agreement herein is qualified in its entirety by reference to such Form 8-K and the exhibits thereto, which are incorporated by reference herein.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Nathan Milikowsky has served as a member of the Company’s Organization, Compensation and Pension Committee since May of 2014. Other than as set forth in this Proxy Statement or on Annex A hereto, after reasonable inquiry, neither Nathan Milikowsky nor any of his associates has had or will have a direct or indirect material interest in any transaction since the beginning of the Company’s last fiscal year or any currently proposed transactions in which the Company was or is to be a participant and the amount involved exceeds $120,000.

During fiscal year 2014, none of the Nominees or any associate of a Nominee was an executive officer of any entity of which an executive officer of the Company served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors).

During fiscal year 2014, none of the Nominees, or any associate of a Nominee, who served as a member of the Company’s Organization, Compensation and Pension Committee was an executive officer of any entity of which an executive officer of the Company served as a director.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING. SUCH DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE AND DIRECTOR COMPENSATION AND OTHER IMPORTANT INFORMATION. The following documents are incorporated by reference herein: the Company’s amended preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 13, 2015; the Company’s Form 8-K and the exhibits thereto filed with the Securities and Exchange Commission on November 30, 2010; the Company’s Form 8-K and the exhibits thereto filed with the Securities and Exchange Commission on November 20, 2012; the Company’s Form 8-K filed with the Securities and Exchange Commission on May 21, 2014, the Company’s Form 8-K and the exhibits thereto filed with the Securities and Exchange Commission on January 26, 2015, the Company’s Form 8-K and the exhibits thereto filed with the Securities and Exchange Commission on March 3, 2015; the revised definitive Schedule 14A filed with the Securities and Exchange Commission by the Company on April 16, 2014; the preliminary Schedule 14A filed with the Securities and Exchange Commission by the Company on March 31, 2015; the section “Background of the Solicitation” of the definitive Schedule 14A filed with the Securities and Exchange Commission by Nathan Milikowsky, certain of his related parties, David R. Jardini and Karen Finerman on April 15, 2014; the Soliciting Material filed on Schedule 14A by certain members of Save GrafTech and the Nominees with the Securities and Exchange Commission on January 23, 2015; the Soliciting Material filed on Schedule 14A by certain members of Save GrafTech and the Nominees with the Securities and Exchange Commission on February 13, 2015; the Schedule 13D and the exhibits thereto filed with the Securities and Exchange Commission by Nathan Milikowsky and certain of his related parties on December 10, 2010, as amended from time to time; the Form 4 filed with the Securities and Exchange Commission by the Company on behalf of Nathan Milikowsky on June 9, 2014; the Form 4 filed with the Securities and Exchange Commission by the Company on behalf of Karen Finerman on June 9, 2014 and the Form 4 filed with the Securities and Exchange Commission by the Company on behalf of David R. Jardini on June 11, 2014.

CERTAIN ADDITIONAL INFORMATION

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple Stockholders in your household. Save GrafTech will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, D.F. King & Co., Inc., at the following address: 48 Wall Street, 22nd Floor, New York, New York 10005, call toll free at (800) 628-8532, or email savegraftech@dfking.com. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

The information concerning the Company contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the Securities and Exchange Commission and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Nominees or Save GrafTech is given only to the knowledge of Save GrafTech.

This Proxy Statement is dated [            ], 2015. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to Stockholders shall not create any implication to the contrary.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN. SAVE GRAFTECH URGES YOU TO MARK, SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD TODAY TO VOTE “FOR” THE ELECTION OF EACH OF THE SAVE GRAFTECH NOMINEES, TO “WITHHOLD” VOTES FROM EACH COMPANY NOMINEE AND “FOR” SAVE GRAFTECH’S PROPOSAL TO ADOPT A RESOLUTION TO REPEAL ANY PROVISION OF THE BYLAWS AS OF THE DATE OF EFFECTIVENESS OF THE RESOLUTION THAT WAS NOT INCLUDED IN THE BYLAWS AS AMENDED EFFECTIVE SEPTEMBER 30, 2012 (WHICH IS THE DATE OF THE LAST PUBLICLY DISCLOSED AMENDMENT TO THE BYLAWS).

[            ], 2015

Thank you for your support.

NATHAN MILIKOWSKY

DANIEL MILIKOWSKY

NM GTI INVESTMENTS LLC

DANIEL MILIKOWSKY FAMILY HOLDINGS, LLC

THE DANIEL AND SHARON MILIKOWSKY FAMILY FOUNDATION, INC.

THE REBECCA AND NATHAN MILIKOWSKY FAMILY FOUNDATION

KAREN FINERMAN

DAVID R. JARDINI

ALAN CARR

FREDERIC BRACE

FIONA SCOTT MORTON

MICHAEL CHRISTODOLOU

[Remainder of page intentionally left blank]

Annex A

INFORMATION CONCERNING THE PARTICIPANTS IN THE SOLICITATION

Save GrafTech and the Nominees comprise the “participants” in the solicitation of proxies from Stockholders to vote in favor of the election of the Nominees to serve as directors on the Board and to vote in favor of Save GrafTech’s proposal to adopt a resolution to repeal any provision of the Bylaws as of the date of effectiveness of the resolution that was not included in the Bylaws as amended effective September 30, 2012 (which is the date of the last publicly disclosed amendment to the Bylaws), in each case as described further in this Proxy Statement. Information regarding the participants in the solicitation is set forth below. The terms “associate,” “affiliate” and “participant” used in connection with the statements in this Annex A have the meanings ascribed to them in the Exchange Act.

Except as described herein or in the Proxy Statement, none of the members of Save GrafTech or any of the Nominees beneficially own any securities of the Company or have any personal ownership interest, direct or indirect, in any securities of the Company. Set forth in this Annex A are purchases and sales of the Company’s securities effected by the participants hereto within the past two years. Nathan Milikowsky is the direct record owner of 11,795 shares of Common Stock and beneficially owns 6,521,2281 shares of Common Stock. Of the 6,521,228 shares of Common Stock, RNM Foundation, of which Nathan Milikowsky is the Trustee, beneficially owns 147,360 shares of Common Stock. Nathan Milikowsky beneficially owns the shares of Common Stock owned by RNM Foundation. Rebecca Milikowsky, Nathan Milikowsky’s wife, beneficially owns 760,760 shares of Common Stock. Nathan Milikowsky disclaims beneficial ownership of such shares. Daniel Milikowsky beneficially owns 8,757,741 shares of Common Stock. Of the 8,757,741 shares of Common Stock, DM Family Holdings LLC, which is controlled by Daniel Milikowsky, beneficially owns 5,005,489 shares of Common Stock and DSM Foundation, of which Daniel Milikowsky is the President, beneficially owns 1,257,360 shares of Common Stock. Daniel Milikowsky beneficially owns the shares of Common Stock owned by DM Family Holdings LLC and DSM Foundation. Each of Nathan Milikowsky and Daniel Milikowsky, by virtue of being considered a “group” under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), are deemed to beneficially own the shares owned by the other member of such “group.” Collectively, Save GrafTech beneficially owns 15,278,969, or approximately 11.1%, of the issued and outstanding shares of Common Stock as of January 31, 2015. The shares of Common Stock owned by the members of Save GrafTech were (i) in the case of certain shares of Common Stock beneficially owned by Nathan Milikowsky and RNM Foundation and all of the shares of Common Stock beneficially owned by Daniel Milikowsky, DM Family Holdings LLC and DSM Foundation, acquired on November 30, 2010 in exchange for equity interests held by Nathan Milikowsky and Daniel Milikowsky in Seadrift and in C/G and (ii) in the case of certain shares of Common Stock beneficially owned by Nathan Milikowsky and RNM Foundation, awarded to Nathan Milikowsky for service as a director of the Company. In addition, NM C/G Note LLC holds Promissory Notes with an aggregate principal amount of approximately $33 million; NM Seadrift Note LLC holds Promissory Notes with an aggregate principal amount of approximately $19 million; Seadrift Coke LLC holds Promissory Notes with an aggregate principal amount of approximately $1.2 million; NMDM Investments LLC holds Promissory Notes with an aggregate principal amount of approximately $1.3 million; RNM Foundation holds Promissory Notes with an aggregate principal amount of approximately $.5 million; Daniel Milikowsky holds

[1]	The number of shares of Common Stock beneficially owned by Nathan Milikowsky is 4.7% of the total number of shares of Common Stock outstanding as of January 31, 2015. Of the shares of Common Stock beneficially owned by Nathan Milikowsky, Nathan Milikowsky is deemed to have sole voting and investment power with respect to 6,373,868 shares and shared voting and investment power with respect to 147,360 shares under Section 13(d) of the Exchange Act. The number of shares beneficially owned by Nathan Milikowsky include 5,000 stock options which allow Nathan Milikowsky to acquire 5,000 shares of Common Stock of the Company at a price of $19.89, all of which have vested and may be exercised by Nathan Milikowsky, and 10,000 stock options that will become exercisable on June 5, 2015 and will allow Nathan Milikowsky to acquire 10,000 shares of Common Stock of the Company at a price of $10.58. In addition, the number of shares beneficially owned by Nathan Milikowsky does not include any shares of Common Stock beneficially owned by Daniel Milikowsky, Nathan Milikowsky’s brother, or Rebecca Milikowsky, Nathan Milikowsky’s wife. Further information with respect to the stock options referred to in this footnote is included in the Form 4, which is incorporated by reference herein.

Promissory Notes with an aggregate principal amount of approximately $3.7 million; DM Family Holdings LLC holds Promissory Notes with an aggregate principal amount of approximately $67.6 million; and DSM Foundation holds Promissory Notes with an aggregate principal amount of approximately $.5 million. The entire aggregate principal amounts of such promissory notes are currently outstanding. The issuance of such notes was described in the Company’s Form 8-K filed with the Securities and Exchange Commission on November 30, 2010.

Karen Finerman beneficially owns 302,5142 shares of Common Stock. MCA Inc. serves as the general partner of MCA IV, the general partner and investment manager of MCA LP, which owns 74,400 shares of Common Stock. Karen Finerman, MCA Inc. and MCA IV each beneficially owns the shares of Common Stock owned by MCA LP. KJA serves as the general partner of MCP II, which serves as the investment manager of MCA Select Fund, which owns 77,300 shares of Common Stock. Karen Finerman is the managing member of MC Select, which serves as the general partner of MCA Select Fund. Karen Finerman, KJA, MCP II and MC Select each beneficially owns the shares of Common Stock owned by MCA Select Fund. KJA serves as the general partner of MCP II, which serves as the investment manager of DBX, MCA Long and Wolverine Trading, which own 47,000, 4,180 and 23,600 shares of Common Stock, respectively. Karen Finerman, KJA and MCP II each beneficially owns the shares of Common Stock owned by each of DBX, MCA Long and Wolverine Trading. MC III serves as the general partner of MCP III, which serves as the investment manager of MCA Ltd., which owns 35,027 shares of Common Stock. Karen Finerman, MC III and MCP III each beneficially owns the shares of Common Stock owned by MCA Ltd. Each of MCA Inc., KJA, MC Select and MC III are majority-owned and controlled by Karen Finerman, who therefore is in a position to determine the investment and voting decisions of each of MCA LP, MCA Select Fund, DBX, MCA Long, Wolverine Trading and MCA Ltd. Ms. Finerman expressly disclaims beneficial ownership of the shares beneficially owned by MCA Inc., MCA IV, KJA, MCP II, MC Select, MC III and MCP III except to the extent of her pecuniary interest therein, and the inclusion of these shares herein shall not be deemed an admission of beneficial ownership of all the reported shares for any purpose. The shares of Common Stock owned by Karen Finerman were (i) in the case of certain shares of Common Stock directly owned by Karen Finerman, awarded as compensation for service as a director of the Company and (ii) in the case of all other shares of Common Stock beneficially owned by Karen Finerman and MCA Inc., MCA IV, KJA, MCP II, MC Select, MC III and MCP III, acquired through ordinary, open market transactions.

David R. Jardini beneficially owns 81,0073 shares of Common Stock. Of the 81,007 shares of Common Stock, the David R. Jardini 2010 Qualified Annuity Trust Agreement, of which David R. Jardini is the Trustee, beneficially owns 62,500 shares of Common Stock. David R. Jardini beneficially owns the shares of Common Stock owned by the David R. Jardini 2010 Qualified Annuity Trust Agreement. Mr. Jardini’s wife, children and heirs are the beneficiaries of the David R. Jardini 2010 Qualified Annuity Trust Agreement. The shares of Common Stock owned by David R. Jardini were (i) in the case of the shares of Common Stock directly owned by David R. Jardini, awarded as compensation for service as a director of the Company, and (ii) in the case of the shares beneficially owned by the David R. Jardini 2010 Qualified Annuity Trust Agreement, acquired through ordinary, open market transactions. David R. Jardini also holds Promissory Notes with an aggregate principal amount of approximately $4.2 million. The David R. Jardini 2010 Qualified Annuity Trust Agreement, of which David R. Jardini is the Trustee, holds Promissory Notes with an aggregate principal amount of approximately $2.3 million. The entire aggregate principal amounts of such promissory notes are currently outstanding. The issuance of such notes was described in the Company’s Form 8-K filed with the Securities and Exchange Commission on November 30, 2010.

[2]	The number of shares of Common Stock beneficially owned by Karen Finerman is less than 1% of the total number of shares of Common Stock outstanding as of January 31, 2015. Karen Finerman is deemed to have sole voting and investment power with respect to all shares she beneficially owns under Section 13(d) of the Exchange Act. The number of shares beneficially owned by Karen Finerman includes 10,000 stock options that will become exercisable on June 5, 2015 and will allow Karen Finerman to acquire 10,000 shares of Common Stock of the Company at a price of $10.58. Further information with respect to the stock options referred to in this footnote is included in the Finerman Form 4, which is incorporated by reference herein.
[3]	The number of shares of Common Stock beneficially owned by David R. Jardini is less than 1% of the total number of shares of Common Stock outstanding as of January 31, 2015. David R. Jardini is deemed to have sole voting and investment power with respect to all shares he beneficially owns under Section 13(d) of the Exchange Act. The number of shares beneficially owned by David R. Jardini includes 10,000 stock options that will become exercisable on June 5, 2015 and will allow David R. Jardini to acquire 10,000 shares of Common Stock of the Company at a price of $10.58. Further information with respect to the stock options referred to in this footnote is included in the Jardini Form 4, which is incorporated by reference herein.

Michael Christodolou beneficially owns 20,000 shares of Common Stock.4 Such shares were acquired through ordinary, open market transactions.

David R. Jardini and Nathan Milikowsky are co-investors in, and Nathan Milikowsky is the Chairman of, Premia Spine Ltd., a manufacturer of a medical device that treats spinal stenosis, and PS Investments LLC, an entity that invests in the equity of Premia Spine Ltd. On January 23, 2014, Nathan Milikowsky, the nominating shareholder, entered into a prospective nominee agreement with each of David R. Jardini and Karen Finerman relating to Mr. Jardini’s and Ms. Finerman’s potential nomination to the Board in connection with the 2014 Annual Meeting. Other than such prospective nominee agreements entered into in connection with the 2014 Annual Meeting, the Prospective Nominee Agreements in substantially the form attached hereto as Annex B, or as otherwise disclosed in this Proxy Statement, none of the Nominees or any of their respective related parties has or has had any direct or indirect compensation or other material monetary agreements, arrangements or understandings during the past three years, or any other material relationships, with Nathan Milikowsky or any of his related parties. Other than as disclosed in this Proxy Statement, none of the Nominees (other than Nathan Milikowsky) has had or will have a direct or indirect material interest in any transaction or any currently proposed transaction since the beginning of the last fiscal year in which Nathan Milikowsky or his related parties was or is to be a participant and the amount involved exceeds $120,000.

Except as described herein or in the Proxy Statement, after reasonable inquiry, none of the members of Save GrafTech or any of the Nominees is, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profit, or the giving or withholding of proxies.

Except as described herein or in the Proxy Statement, after reasonable inquiry, none of the members of Save GrafTech or any of the Nominees is the record or beneficial owner of any securities of the Company, or any parent or subsidiary of the Company.

None of the Nominees has been involved in any legal proceedings during the past ten years that would be required to be disclosed under Item 401(f) of Regulation S-K.

PERSONS MAKING THE SOLICITATION AND OTHER PARTICIPANTS:

The name, principal business address and the principal occupation or employment of the members of Save GrafTech and the Nominees are set forth below.

NATHAN MILIKOWSKY

Nathan Milikowsky is a United States citizen and his principal business address is c/o Jordanmill Ventures LLC, 822 Boylston Street, Suite 106, Chestnut Hill, MA 02467. Mr. Milikowsky currently serves as a director of the Company, the Chairman of PS Investments LLC, an entity whose primary business is managing investments; the Chairman of Premia Spine, Ltd., a company primarily engaged in the production of a medical device designed to treat spinal stenosis; the Managing Member of Jordanmill Ventures, LLC, a personal business venture; and a Trustee of the Rebecca and Nathan Milikowsky Foundation, a charitable organization.

[4]	The number of shares of Common Stock beneficially owned by Michael Christodolou is less than 1% of the total number of shares of Common Stock outstanding as of January 31, 2015. Michael Christodolou is deemed to have sole voting and investment power with respect to all shares he beneficially owns under Section 13(d) of the Exchange Act.

DANIEL MILIKOWSKY

Daniel Milikowsky is a United States citizen and his principal business address is 2321 Whitney Ave., Suite 105, Hamden, CT 06518. Daniel Milikowsky’s principal business is steel trading through Jordan International Co.

NM GTI INVESTMENTS LLC

NM GTI Investments LLC is a Delaware limited liability company and the address of its principal place of business is 822 Boylston Street, Suite 106, Chestnut Hill, MA 02467. The principal business of NM GTI Investments LLC is management of Nathan Milikowsky’s investments in the Company.

DANIEL MILIKOWSKY FAMILY HOLDINGS, LLC

Daniel Milikowsky Family Holdings, LLC is a Connecticut limited liability company and the address of its principal place of business is 2321 Whitney Ave, Suite 105, Hamden, CT 06518. The principal business of Daniel Milikowsky Family Holdings is management of Daniel Milikowsky’s investments in the Company.

THE DANIEL AND SHARON MILIKOWSKY FAMILY FOUNDATION, INC.

The Daniel and Sharon Milikowsky Family Foundation, Inc. is a Connecticut corporation. The principal business address of the Daniel and Sharon Milikowsky Family Foundation, Inc. is 2321 Whitney Ave, Suite 105, Hamden, CT 06518. The principal business of the Daniel and Sharon Milikowsky Family Foundation, Inc. is charitable work.

THE REBECCA AND NATHAN MILIKOWSKY FAMILY FOUNDATION

The Rebecca and Nathan Milikowsky Family Foundation is a Massachusetts charitable trust. The principal business address of the Rebecca and Nathan Milikowsky Family Foundation is 822 Boylston Street, Suite 106, Chestnut Hill, MA 02467. The principal business of the Rebecca and Nathan Milikowsky Family Foundation is charitable work.

KAREN FINERMAN

Karen Finerman is a United States citizen and her principal business address is 654 Madison Avenue, Suite 801, New York, NY 10065. Ms. Finerman currently serves as a director of the Company and the Chief Executive Officer of Metropolitan Capital Advisors, a New York-based hedge fund. She has also appeared regularly as a panelist on CNBC’s “Fast Money,” a television program that discusses investment strategies.

DAVID R. JARDINI

David R. Jardini is a United States citizen and his principal business address is P.O. Box 500, 201 Ryan Lane, Meadow Lands, PA 15347. Mr. Jardini currently serves as a director of the Company; the Chairman of Black Diamond Investments LP, a diversified family investment partnership that is focused on the manufacturing and real estate industries; the Chairman of West Salisbury Foundry and Machine Co., Inc., a foundry; President of American Gas Lamp Works LLC, a manufacturing business; and Managing Member of JCG Development, a real estate development business. Additionally, Mr. Jardini is a member of the board of directors of Robroy Industries, Inc., a manufacturer of electrical and oil field products.

ALAN CARR

Alan Carr is a United States citizen and his principal business address is 630 Third Avenue, 21st Floor, New York, NY 10017. Mr. Carr currently serves as the Chief Executive Officer of Drivetrain, LLC, a multi-disciplinary fiduciary services business that serves the distressed investing industry. Mr. Carr also currently serves on the boards of directors of the following companies: Midstates Petroleum Company, Inc., an oil exploration and production company; Panolam Holdings Co., a manufacturer of laminates for the building products sector; Dunkard Creek Water Treatment System, LLC, the owner of a water treatment plant; Tanker Investments, Ltd, a company that invests in crude oil tankers; Statewide Mobility Partners LLC, the concessionaire for a highway toll road; GTAT Advanced Equipment Holding LLC, a manufacturer of industrial equipment; Brookfield DTLA Fund Office Trust Investor Inc., a real estate investment trust with commercial real estate holdings; Navig8 Chemical Tankers Inc., a company that invests in chemical tankers; and LightSquared, Inc. and LightSquared LP, owners of wireless spectrum. Mr. Carr is also a director-elect of Syncora Holdings Ltd. (seating pending New York State Department of Financial Services approval), a bond insurance company.

FREDERIC BRACE

Mr. Brace is a United States citizen and his principal business address is 221 Essex Rd., Winnetka, IL 60093. Mr. Brace currently serves as interim President and Chief Executive Officer of Midstates Petroleum Company, Inc., an oil exploration and production company, and Chairman and Chief Executive Officer of Sangfroid Advisors Ltd. and Chairman and Chief Executive Officer of Beaucastel LLC, each of which is a consulting company. Mr. Brace currently serves on the boards of directors of Midstates Petroleum Company, Inc., The Standard Register Company, a company that specializes in communications between companies and their customers, shareholders and employees, CoreVest Financial Group, an investment company, and Anixter International Inc., a distributor of electrical wire, cables and communications and security equipment.

FIONA SCOTT MORTON

Fiona Scott Morton is a United States citizen and her principal business address is School of Management, Yale University, P.O. Box 208200, New Haven, CT 06520-8200. Ms. Scott Morton is a Professor of Economics at the Yale University School of Management and serves as a Senior Consultant for Charles River Associates, a consulting firm. Ms. Scott Morton is also a Visiting Professor at the University of Edinburgh Economics Department.

MICHAEL CHRISTODOLOU

Michael Christodolou is a United States citizen and his principal business address is P.O. Box 1450, Wilson, WY 83014-1450. Mr. Christodolou is the Manager of Inwood Capital Management LLC, an investment management firm. Mr. Christodolou currently serves on the board of directors of Lindsay Corporation, a manufacturer of agricultural irrigation equipment and infrastructure products, and Quest Capital Group LLC, a company that acquires, manages and leases transportation equipment.

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PURCHASES AND SALES IN THE SECURITIES OF THE COMPANY:

Other than as set forth in this Annex A or elsewhere in this Proxy Statement, none of the members of Save GrafTech or any Nominee is the beneficial owner of any securities of the Company, or any parent or subsidiary of the Company.

Other than as set forth in this Annex A or elsewhere in this Proxy Statement, none of the members of Save GrafTech or any Nominee has purchased or sold any securities of the Company in the last two years.

As of January 31, 2015, as disclosed by the Company, there were 136,817,315 shares of Common Stock of the Company issued and outstanding and expected to be entitled to vote on all matters presented at the 2015 Annual Meeting. As of March 19, 2015, Nathan Milikowsky is the direct record owner of 11,795 shares of Common Stock and beneficially owns 6,521,2285 shares of Common Stock. Of the 6,521,228 shares of Common Stock, RNM Foundation, of which Nathan Milikowsky is the Trustee, beneficially owns 147,360 shares of Common Stock. Nathan Milikowsky beneficially owns the shares of Common Stock owned by RNM Foundation. Rebecca Milikowsky, Nathan Milikowsky’s wife, beneficially owns 760,760 shares of Common Stock. Nathan Milikowsky disclaims beneficial ownership of such shares. Daniel Milikowsky beneficially owns 8,757,741 shares of Common Stock. Of the 8,757,741 shares of Common Stock, DM Family Holdings LLC, which is controlled by Daniel Milikowsky, beneficially owns 5,005,489 shares of Common Stock and DSM Foundation, of which Daniel Milikowsky is the President, beneficially owns 1,257,360 shares of Common Stock. Daniel Milikowsky beneficially owns the shares owned by DM Family Holdings LLC and DSM Foundation. Each of Nathan Milikowsky and Daniel Milikowsky, by virtue of being considered a “group” under the Exchange Act, are deemed to beneficially own the shares owned by the other member of such “group.” Collectively, Save GrafTech beneficially owns 15,278,969, or approximately 11.1%, of the issued and outstanding shares of Common Stock as of January 31, 2015.

Karen Finerman beneficially owns 302,5146 shares of Common Stock. MCA Inc. serves as the general partner of MCA IV, the general partner and investment manager of MCA LP, which owns 74,400 shares of Common Stock. Karen Finerman, MCA Inc. and MCA IV each beneficially owns the shares of Common Stock owned by MCA LP. KJA serves as the general partner of MCP II, which serves as the investment manager of MCA Select Fund, which owns 77,300 shares of Common Stock. Karen Finerman is the managing member of MC Select, which serves as the general partner of MCA Select Fund. Karen Finerman, KJA, MCP II and MC Select each beneficially owns the shares of Common Stock owned by MCA Select Fund. KJA serves as the general partner of MCP II, which serves as the investment manager of DBX, MCA Long and Wolverine Trading, which own 47,000, 4,180 and 23,600 shares of Common Stock, respectively. Karen Finerman, KJA and MCP II each beneficially owns

[5]	The number of shares of Common Stock beneficially owned by Nathan Milikowsky is 4.7% of the total number of shares of Common Stock outstanding as of January 31, 2015. Of the shares of Common Stock beneficially owned by Nathan Milikowsky, Nathan Milikowsky is deemed to have sole voting and investment power with respect to 6,373,868 shares and shared voting and investment power with respect to 147,360 shares under Section 13(d) of the Exchange Act. The number of shares beneficially owned by Nathan Milikowsky include 5,000 stock options which allow Nathan Milikowsky to acquire 5,000 shares of Common Stock of the Company at a price of $19.89, all of which have vested and may be exercised by Nathan Milikowsky, and 10,000 stock options that will become exercisable on June 5, 2015 and will allow Nathan Milikowsky to acquire 10,000 shares of Common Stock of the Company at a price of $10.58. In addition, the number of shares beneficially owned by Nathan Milikowsky does not include any shares of Common Stock beneficially owned by Daniel Milikowsky, Nathan Milikowsky’s brother, or Rebecca Milikowsky, Nathan Milikowsky’s wife. Further information with respect to the stock options referred to in this footnote is included in the Form 4, which is incorporated by reference herein.
[6]	The number of shares of Common Stock beneficially owned by Karen Finerman is less than 1% of the total number of shares of Common Stock outstanding as of January 31, 2015. Karen Finerman is deemed to have sole voting and investment power with respect to all shares she beneficially owns under Section 13(d) of the Exchange Act. The number of shares beneficially owned by Karen Finerman includes 10,000 stock options that will become exercisable on June 5, 2015 and will allow Karen Finerman to acquire 10,000 shares of Common Stock of the Company at a price of $10.58. Further information with respect to the stock options referred to in this footnote is included in the Finerman Form 4, which is incorporated by reference herein.

the shares of Common Stock owned by each of DBX, MCA Long and Wolverine Trading. MC III serves as the general partner of MCP III, which serves as the investment manager of MCA Ltd., which owns 35,027 shares of Common Stock. Karen Finerman, MC III and MCP III each beneficially owns the shares of Common Stock owned by MCA Ltd. Each of MCA Inc., KJA, MC Select and MC III are majority-owned and controlled by Karen Finerman, who therefore is in a position to determine the investment and voting decisions of each of MCA LP, MCA Select Fund, DBX, MCA Long, Wolverine Trading and MCA Ltd. Ms. Finerman expressly disclaims beneficial ownership of the shares beneficially owned by MCA Inc., MCA IV, KJA, MCP II, MC Select, MC III and MCP III except to the extent of her pecuniary interest therein, and the inclusion of these shares herein shall not be deemed an admission of beneficial ownership of all the reported shares for any purpose.

David R. Jardini beneficially owns 81,0077 shares of Common Stock. Of the 81,007 shares of Common Stock, the David R. Jardini 2010 Qualified Annuity Trust Agreement, of which David R. Jardini is the Trustee, beneficially owns 62,500 shares of Common Stock. David R. Jardini beneficially owns the shares of Common Stock owned by the David R. Jardini 2010 Qualified Annuity Trust Agreement. Mr. Jardini’s wife, children and heirs are the beneficiaries of the David R. Jardini 2010 Qualified Annuity Trust Agreement.

Michael Christodolou beneficially owns 20,000 shares of Common Stock.8

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[7]	The number of shares of Common Stock beneficially owned by David R. Jardini is less than 1% of the total number of shares of Common Stock outstanding as of January 31, 2015. David R. Jardini is deemed to have sole voting and investment power with respect to all shares he beneficially owns under Section 13(d) of the Exchange Act. The number of shares beneficially owned by David R. Jardini includes 10,000 stock options that will become exercisable on June 5, 2015 and will allow David R. Jardini to acquire 10,000 shares of Common Stock of the Company at a price of $10.58. Further information with respect to the stock options referred to in this footnote is included in the Jardini Form 4, which is incorporated by reference herein.
[8]	The number of shares of Common Stock beneficially owned by Michael Christodolou is less than 1% of the total number of shares of Common Stock outstanding as of January 31, 2015. Michael Christodolou is deemed to have sole voting and investment power with respect to all shares he beneficially owns under Section 13(d) of the Exchange Act.

Purchases and Sales by Nominees

DAVID R. JARDINI

Date of Transaction	Number of Shares Purchased/(Sold)
3/21/2013	62,500[9]

KAREN FINERMAN

Date of Transaction	Number of Shares Purchased/(Sold)
1/17/2014	20,000
1/17/2014	2,500

METROPOLITAN CAPITAL ADVISORS, L.P.

Date of Transaction	Number of Shares Purchased/(Sold)
1/15/2014	13,500
1/16/2014	13,500
1/17/2014	55,100
1/21/2014	8,700
5/19/2014	(5,400)
5/20/2014	(11,000)

METROPOLITAN CAPITAL ADVISORS INTERNATIONAL LTD.

Date of Transaction	Number of Shares Purchased/(Sold)
1/15/2014	900
1/15/2014	5,600
1/16/2014	900
1/16/2014	5,600
1/17/2014	3,688
1/17/2014	22,800
1/21/2014	589
1/21/2014	3,600
5/19/2014	(350)
5/19/2014	(2,200)
5/20/2014	(1,600)
5/20/2014	(4,500)

METROPOLITAN CAPITAL ADVISORS SELECT FUND, L.P.

Date of Transaction	Number of Shares Purchased/(Sold)
1/15/2014	16,800
1/16/2014	16,800
1/17/2014	69,500
1/21/2014	11,000
5/19/2014	(6,800)
5/20/2014	(30,000)

[9]	These 62,500 shares are beneficially owned by the David R. Jardini 2010 Qualified Annuity Trust Agreement, of which David R. Jardini is the trustee. Mr. Jardini’s wife, children and heirs are the beneficiaries of the David R. Jardini 2010 Qualified Annuity Trust Agreement.

DEUTSCHE BANK X - RISK ARBITRAGE 9 FUND

Date of Transaction	Number of Shares Purchased/(Sold)
1/15/2014	8,000
1/16/2014	8,000
1/17/2014	32,800
1/21/2014	5,200
5/19/2014	(3,200)
5/20/2014	(3,800)

METROPOLITAN CAPITAL ADVISORS LONGEQUITY, LP

Date of Transaction	Number of Shares Purchased/(Sold)
1/15/2014	900
1/16/2014	900
1/17/2014	3,721
1/21/2014	584
5/19/2014	(350)
5/20/2014	(1,575)

WOLVERINE TRADING, LLC

Date of Transaction	Number of Shares Purchased/(Sold)
1/15/2014	4,300
1/16/2014	4,300
1/17/2014	17,300
1/21/2014	2,700
5/19/2014	(1,700)
5/20/2014	(3,300)

MICHAEL CHRISTODOLOU

Date of Transaction	Number of Shares Purchased/(Sold)
1/7/2014	10,000
1/8/2014	10,000

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Annex B

FORM OF PROSPECTIVE NOMINEE AGREEMENT

NATHAN MILIKOWSKY

822 Boylston Street, Suite 106

Chestnut Hill, MA 02467

[            ], 2015

Dear Prospective Nominee:

This letter agreement confirms our understanding regarding your willingness to serve as a nominee for election as a director of GrafTech International Ltd., a Delaware corporation (the “Company”).

You are being considered to become a member of a slate of nominees (the “Slate”) of Nathan Milikowsky, a stockholder of the Company (the “Nominating Party”, together with NM GTI Investments LLC, the “Indemnitors”) and/or the Nominating stockholder’s affiliates and to stand for election as a director of the Company in connection with the solicitation of proxies from the Company’s stockholders that may be conducted by the Nominating Party or any of his affiliates (the “Proxy Solicitation”) in respect of the next annual meeting of stockholders of the Company (including any adjournment or postponement thereof, or any special meeting of stockholders of the Company in lieu thereof that includes the election of directors, the “Annual Meeting”). You agree that, should we so elect, you will serve as a member of the Slate and, if elected, as a director of the Company.

[Should the Nominating Party select you to become a member of the Slate and in consideration of your agreement to become a member of the Slate the Nominating Party will pay you the sum of $25,000]1. In addition, the Nominating Party agrees to reimburse you, as promptly as reasonably practicable upon your written request, for your reasonable and documented out-of-pocket travel and related expenses incurred by you in connection with your service as a member of the Slate. You agree that, if elected to serve as a director of the Company, you will not be entitled to and will not seek compensation or indemnification for acting in such capacity from the Indemnitors pursuant to this letter agreement.

You understand that it may be difficult to replace a nominee who has agreed to serve as a member of the Slate and, if elected, as a director of the Company if such nominee later changes his or her mind and determines not to serve on the Slate or, if elected, as a director of the Company. Accordingly, following your selection by the Nominating Party as a member of the Slate, the Nominating Party will be relying upon your agreement to serve on the Slate and, if elected, as a director of the Company.

You have been, or will be, supplied with (i) a questionnaire required to complete the disclosures contemplated by Article I, Section 8(b) of the Amended and Restated By-Laws of the Company (as amended as of September 30, 2012, the “Company By-Laws”), (ii) a letter agreement providing for the written representations and consents contemplated by Article I, Section 8(b) of the Company By-Laws and (iii) a questionnaire substantially in the form required to be completed pursuant to Section 8(b)(vi)(F) of the By-Laws (the documents referred to in clauses (i)- (iii) above, as may be amended or supplemented from time to time, together with such other documents as may reasonably be requested by the Nominating Party from time to time, collectively, the “Nomination Documents”). You agree that (i) you will promptly complete and, if applicable, sign each Nomination Document and return it to the Nominating Party’s legal advisers, (ii) your responses in each Nomination Document will be true, complete and correct in all material respects and (iii) you will promptly (and in any event, within two (2) business days of any such information becoming untrue, incomplete or incorrect in any material respect) notify the Nominating Party if any such information becomes untrue, incomplete or incorrect in any material respect prior to the conclusion of the Proxy Solicitation or such earlier time as you are no longer a member of the Slate. We may

[1]

The prospective nominee agreement entered into with David R. Jardini and Karen Finerman did not include a provision providing for a one-time payment to such Nominees as consideration for the substantial time and effort required of them as a Nominee.

forward any Nomination Document(s) (or summaries thereof) to the Company, and at any time, in our discretion, disclose in connection with the Proxy Solicitation or any transaction involving the Company proposed by the Nominating Party such information, as well as the existence and contents of this letter agreement.

The Indemnitors agree that the Indemnitors will, jointly and severally, defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, the reasonable and documented fees and disbursements of attorneys) (“Losses”) incurred by you in the event that (i) you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitration action, suit or proceeding, and any appeal thereof (a “Proceeding”), in each case with respect to Losses based on, arising out of or resulting from (a) being a party to this letter agreement, (b) your role as a member of the Slate, (c) being a “participant in a solicitation” (as defined in the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended) in connection with the Proxy Solicitation, (d) an allegation that you are or may be a member of a “group” (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended) with the Nominating Party or any of its affiliates in respect of acquiring, disposing or holding securities of the Company as a result of the arrangements contemplated by this letter agreement, (e) any misstatements or omissions in any filings or other public statements by the Nominating Party in connection with the Proxy Solicitation or any transaction involving the Company proposed by the Nominating Party, other than as a result of information provided by you in writing for inclusion in such filing or public statement, or (f) otherwise being involved in the Proxy Solicitation or (ii) you are called to testify or give a deposition in any Proceeding (whether or not you are a party or are threatened to be made a party to such Proceeding) as a result of the arrangements contemplated by this letter agreement or otherwise relating to the Proxy Solicitation or any transaction involving the Company proposed by the Nominating Party in connection with the Proxy Solicitation. Your right to indemnification shall include the right to be advanced by the Indemnitors any fees and expenses incurred in connection with any event or occurrence relating to or directly arising from the Proxy Solicitation or related matters as soon as practicable after such expenses are incurred by Indemnitee and in any event within 30 days after receipt by the Indemnitors of a statement or statements of from you documenting such expenses in reasonable detail and requesting such advances from time to time; provided, however, that all amounts advanced in respect of such fees and expenses shall be promptly repaid if it shall ultimately be determined in a final judgment that you are not entitled to be indemnified for such expenses. Anything to the contrary herein notwithstanding, your right of indemnification and advancement of expenses hereunder shall continue (1) in the event that you do not become a member of the Slate or the Nominating Party determines to withdraw the Slate or remove you from the Slate and (2) after the Annual Meeting has taken place or after the conclusion of the Proxy Solicitation for any other reason, but in any event only for actions, omissions or events that occur after the date hereof and prior to the Annual Meeting or the conclusion of the Proxy Solicitation or such earlier time as you cease to be a candidate for a member of the Slate or a member of the Slate. Anything to the contrary herein notwithstanding, the Indemnitors will not indemnify you or advance payment of expenses to you for any actions taken or omissions by you as a director of the Company, if elected. Nothing herein shall be construed to provide you with indemnification or a right to receive advance payment of expenses with respect to Losses arising out of or resulting from (x) any action or omission by you that is found by a court of competent jurisdiction to constitute a violation of any law by you, acting other than at the direction of the Nominating Party, (y) any action or omission by you that is found by a court of competent jurisdiction to constitute gross negligence, willful misconduct or fraud, acting other than at the direction of the Nominating Party, or (z) false or misleading information provided by you or omissions of any material information by you in any Nomination Document or otherwise in connection with the Proxy Solicitation.

In the event any such Proceeding is brought, the Nominating Party shall have the right to assume the defense thereof and shall not be liable to you for any legal expenses of other counsel or any other expenses subsequently incurred by you in connection with the defense thereof, except that if your legal counsel advises you that there are actual conflicts of interest between you and the Nominating Party, or that you may have defenses not available to the Nominating Party, you may retain separate legal counsel reasonably satisfactory to the Nominating Party, and the Nominating Party shall pay all reasonable and documented fees and disbursements of such legal counsel promptly as statements therefor are received; provided, however, that the Nominating Party shall be obligated to pay for only one legal counsel for all members of the Slate in any jurisdiction. You shall have the right to employ a separate counsel, at your own cost, when the Nominating Party is controlling the defense.

You shall promptly notify the Nominating Party in writing in the event any third-party Proceeding is actually initiated against you or known by you to be threatened in connection with the matters contemplated by this agreement. The Indemnitors shall not be responsible for any settlement of any Proceeding against you covered by this letter agreement without the prior written consent of the Nominating Party (such consent not to be unreasonably withheld, conditioned or delayed). However, the Nominating Party may not enter into any settlement of any such Proceeding without your consent (not to be unreasonably withheld, conditioned or delayed) unless such settlement includes a release of you from any and all liability in respect of such Proceeding.

Each of us recognizes that should you be elected as a director of the Company, all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duties, as applicable, to the Company and to its stockholders and, as a result, that there is, and can be, no agreement between you and the Nominating Party that governs the decisions which you will make as a director of the Company. In addition, you hereby acknowledge that you have not and, so long as you are a member of the Slate, you agree not to, become a party to any agreement, arrangement or understanding with, or giving your commitment or assurance to, the Nominating Party or any other person or entity (i) as to how you, if elected as a director of the Company, will or will not propose, act or vote on any issue or question or (ii) that could limit or interfere with your ability to comply, if elected as a director of the Company, with your fiduciary duties under applicable law.

In connection with your nomination, you may come into possession, whether before or after the date hereof and regardless of the manner in which it is furnished, of certain non-public, confidential or proprietary information, whether oral or written, regarding the Nominating Party and/or the Company and their respective affiliates (including all observations, analyses, compilations, studies, notes, interpretations or other documents and writings prepared by you and/or your representatives which contain, reflect or are otherwise based upon, in whole or in part, such information, collectively, “Confidential Information”; provided, however, that the term “Confidential Information” does not include information which was or becomes generally available on a non-confidential basis and without any breach by you of your confidentiality obligations hereunder). Unless otherwise agreed to by the Nominating Party, you agree (i) not to disclose to any other person the fact that discussions are taking place or have taken place concerning the Proxy Solicitation, your possible or actual service as a member of the Slate and/or any potential tender or exchange offer by the Nominating Party for common stock of the Company, or any of the terms, conditions, strategies, plans, communications or other information with respect thereto (including the status thereof), the fact that Confidential Information has been made available to you, or the existence or the terms and conditions of this letter agreement, the Nomination Documents, or any other agreement that the Nominating Party enters into with you, (ii) to keep all Confidential Information confidential and not to disclose or reveal any Confidential Information to any person other than your representatives who are advising you with respect to your service as a member of the Slate, and to cause such representatives to observe the terms of this paragraph; provided, however, that you may disclose only that portion of the Confidential Information you determine in good faith and after receiving the advice of legal counsel is required to be disclosed by law or governmental regulation or by subpoena or other valid legal process, in which event you shall consult with the Nominating Party as early as possible, to the extent feasible under the circumstances, prior to any such disclosure, regarding the nature, timing, extent and form of such disclosure, and (iii) not to use the Confidential Information for any purpose other than in connection with your service as a member of the Slate.

No failure or delay by the Nominating Party in exercising any right, power or privilege under this letter agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

It is understood and agreed that money damages may not be a sufficient remedy for any breach of this letter agreement by you or any of your representatives and that the Nominating Party would be entitled to seek equitable relief, including without limitation injunction and specific performance (solely with respect to your confidentiality obligations hereunder), as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach by you or any of your representatives of this letter agreement but shall be in addition to all other remedies available to the Nominating Party at law or in equity.

This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within the State of Delaware, without regard to the conflicts of law principles thereof. Each party hereby irrevocably and unconditionally consents to the exclusive jurisdiction of the federal and state courts in the State of Delaware for any Proceeding arising out of or related hereto, and further agrees that service of any process, summons, notice or document by U.S. mail to their respective addresses set forth in this letter agreement or the Nomination Documents, as applicable, shall be effective service of process for any Proceeding brought against it in any such court. Each party further hereby irrevocably and unconditionally waives any objection to the laying of venue of any Proceeding arising out of or relating to this letter agreement in the federal and state courts of the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding brought in any such court has been brought in any inconvenient forum.

This letter agreement sets forth the entire understanding and agreement of the parties hereto with respect to the matters contained herein, and may be amended, modified or waived only by a separate writing executed by both parties expressly so amending, modifying or waiving this letter agreement.

This letter agreement may be signed by facsimile and in one or more counterparts, each of which shall be deemed an original but all of which shall be deemed to constitute a single instrument.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have entered into this letter agreement as of the day and year first set forth above.

NOMINATING PARTY

By:
Name:	Nathan Milikowsky

NM GTI INVESTMENTS LLC

By:
Name:
Title:

[Remainder of page intentionally left blank]

Annex C

PROPOSED RESOLUTION AFFECTING AMENDMENTS TO THE BYLAWS OF THE COMPANY

Proposed Resolution to Repeal Certain Provisions of the Bylaws

RESOLVED, that any provision of the Bylaws of GrafTech International Ltd. (the “Company”) as of the date of effectiveness of this resolution that was not included in the Bylaws as amended effective September 30, 2012 (as publicly filed with the Securities and Exchange Commission on October 4, 2012) be and hereby is repealed.

[Remainder of page intentionally left blank]

C-1

PRELIMINARY BLUE PROXY CARD

GRAFTECH INTERNATIONAL LTD.

2015 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF SAVE GRAFTECH

THE BOARD OF DIRECTORS OF GRAFTECH INTERNATIONAL LTD.

IS NOT SOLICITING THIS PROXY

PRELIMINARY PROXY

The undersigned appoint(s) Nathan Milikowsky and Edward McCarthy, and each of them, proxies and agents with power to act without the other, with full power of substitution and with discretionary authority to vote all shares of Common Stock of GrafTech International Ltd. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2015 annual meeting of stockholders scheduled to be held on May 29, 2015 beginning at 10:00 a.m. eastern daylight time at [            ] (including any adjournments, postponements or continuations thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. Other than the six proposals set forth below, Save GrafTech is not aware of any other matters to be considered at the Annual Meeting. Should other matters be brought before the Annual Meeting, by having signed and returned the enclosed BLUE proxy card, you will have authorized the persons named as proxies in the enclosed BLUE proxy card to vote on all such matters in their discretion. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named proxies and agents or their substitutes with respect to any other matters as may properly come before the Annual Meeting.

IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSAL NO. 1 ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” THE ELECTION OF ALL SEVEN (7) SAVE GRAFTECH NOMINEES AND TO “WITHHOLD” VOTES FROM EACH OF THE SEVEN (7) COMPANY NOMINEES.

IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSAL NO. 2 ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “AGAINST” THE PROPOSED EXECUTIVE COMPENSATION.

IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSAL NO. 3 ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” THE AMENDMENTS TO THE 2005 EQUITY INCENTIVE PLAN.

IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSAL NO. 4 ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” THE RATIFICATION OF PRICEWATERHOUSECOOPERS LLP.

IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSAL NO. 5 ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” THE RESOLUTION PERTAINING TO THE COMPANY’S BYLAWS.

IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSAL NO. 6 ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” THE REIMBURSEMENT OF NATHAN MILIKOWSKY’S EXPENSES.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Nathan Milikowsky’s solicitation, on behalf of Save GrafTech, of proxies for the Annual Meeting.

IMPORTANT: PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

PRELIMINARY BLUE PROXY CARD

THIS BLUE PROXY CARD IS SOLICITED BY OR ON BEHALF OF SAVE GRAFTECH AND NOT BY OR ON BEHALF OF MANAGEMENT OF THE COMPANY.

SAVE GRAFTECH RECOMMENDS THAT YOU VOTE “FOR” THE ELECTION OF THE SEVEN SAVE GRAFTECH NOMINEES AND TO “WITHHOLD” VOTES FROM EACH OF THE SEVEN COMPANY NOMINEES IN PROPOSAL NO. 1; “AGAINST” PROPOSAL NO. 2; “FOR” PROPOSAL NO. 3; “FOR” PROPOSAL NO. 4; “FOR” PROPOSAL NO. 5 AND “FOR” PROPOSAL NO. 6.

☒ Please mark vote as in this example

Proposal No. 1: Election of Directors

YOU MAY ONLY VOTE “FOR” A TOTAL OF NOT MORE THAN NINE (9) DIRECTOR NOMINEES NAMED BELOW. SAVE GRAFTECH RECOMMENDS A VOTE “FOR” THE FOLLOWING SAVE GRAFTECH NOMINEES.

SAVE GRAFTECH NOMINEES:	FOR	WITHHOLD		FOR	WITHHOLD
1. Nathan Milikowsky	☐	☐	2. Karen Finerman	☐	☐

3. David R. Jardini	☐	☐	4. Alan Carr	☐	☐

5. Frederic Brace	☐	☐	6. Fiona Scott Morton	☐	☐

7. Michael Christodolou	☐	☐

SAVE GRAFTECH RECOMMENDS THAT YOU “WITHHOLD” VOTES FROM THE FOLLOWING COMPANY NOMINEES.

COMPANY NOMINEES:	FOR	WITHHOLD		FOR	WITHHOLD
8. Randy W. Carson	☐	☐	9. Robert J. Conrad	☐	☐
10. Thomas A. Danjczek	☐	☐	11. James O. Egan	☐	☐
12. Joel L. Hawthorne	☐	☐	13. James A. Spencer	☐	☐
14. Robert F. Weber, Jr.	☐	☐

IMPORTANT: YOU MAY ONLY VOTE “FOR” NINE (9) DIRECTOR NOMINEES IN TOTAL. IF YOU VOTE “FOR” MORE THAN NINE (9) DIRECTOR NOMINEES, NONE OF YOUR VOTES FOR ANY DIRECTOR NOMINEES WILL BE COUNTED OR TABULATED. SHARES REPRESENTED BY YOUR PROXY WILL, HOWEVER, BE COUNTED AS PRESENT FOR PURPOSES OF A QUORUM AND WILL BE VOTED AS DIRECTED ON ALL MATTERS OTHER THAN THE ELECTION OF DIRECTORS.

IMPORTANT: PLEASE BE SURE TO COUNT THE TOTAL NUMBER OF “FOR” VOTES ABOVE. IF MORE THAN NINE (9), PLEASE CORRECT YOUR VOTE. “WITHHOLD” DOES NOT COUNT AS A VOTE FOR THIS PURPOSE.

SAVE GRAFTECH INTENDS TO VOTE THIS PROXY “FOR” THE SEVEN (7) SAVE GRAFTECH NOMINEES AND TO “WITHHOLD” VOTES FROM EACH COMPANY NOMINEE.

Proposal No. 2: Proposal to Approve Executive Compensation

Proposal to approve, on an advisory basis, the compensation of the Company’s named executive officers:

FOR	AGAINST	ABSTAIN
☐	☐	☐

Proposal No. 3: Proposal to Approve Amendments to 2005 Equity Incentive Plan

Proposal to approve the amendments to, and the material terms of the performance goals under, the 2005 Equity Incentive Plan:

FOR	AGAINST	ABSTAIN
☐	☐	☐

Proposal No. 4: Proposal to Ratify PricewaterhouseCoopers LLP

Proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the current fiscal year ending December 31, 2015:

FOR	AGAINST	ABSTAIN
☐	☐	☐

Proposal No. 5 Resolution pertaining to the Company’s Bylaws

Proposal to adopt the following resolution pertaining to the Company’s Bylaws:

RESOLVED, that any provision of the Bylaws of GrafTech International Ltd. (the “Company”) as of the date of effectiveness of this resolution that was not included in the Bylaws as amended effective September 30, 2012 (as publicly filed with the Securities and Exchange Commission on October 4, 2012) be and hereby is repealed.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Proposal No. 6: Proposal for the Reimbursement of Nathan Milikowsky’s Expenses

Proposal for the reimbursement of Nathan Milikowsky’s expenses related to the 2014 proxy contest:

FOR	AGAINST	ABSTAIN
☐	☐	☐

In his discretion, each Proxy is authorized to vote upon such other business that may properly come before the 2015 Annual Meeting.

IF YOU DO NOT SPECIFY A CHOICE WITH RESPECT TO VOTING ON THE MATTERS ABOVE, THE COMMON STOCK REPRESENTED BY THIS PROXY WILL BE VOTED AS FOLLOWS: (A) FOR THE ELECTION OF ALL SEVEN (7) SAVE GRAFTECH NOMINEES; (B) TO WITHHOLD VOTES FROM EACH OF THE SEVEN (7) COMPANY NOMINEES; (C) AGAINST THE PROPOSAL TO APPROVE EXECUTIVE COMPENSATION; (D) FOR THE PROPOSAL TO APPROVE AMENDMENTS TO THE 2005 EQUITY INCENTIVE PLAN; (E) FOR THE PROPOSAL TO RATIFY PRICEWATERHOUSECOOPERS LLP; (F) FOR THE RESOLUTION PERTAINING TO THE COMPANY’S BYLAWS; AND (G) FOR THE PROPOSAL FOR THE REIMBURSEMENT OF NATHAN MILIKOWSKY’S EXPENSES, AS FURTHER DESCRIBED IN EACH CASE IN THE ACCOMPANYING SAVE GRAFTECH PROXY STATEMENT.

THIS PROXY REVOKES ALL PREVIOUSLY GIVEN BY THE UNDERSIGNED

DATED:

(Signature)

(Signature, if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.